      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 17, 1996


                                                       REGISTRATION NO. 333-3964
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------


                                AMENDMENT NO. 2


                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                           AMERICAN HOMEPATIENT, INC.
             (Exact name of registrant as specified in its charter)

           DELAWARE                         8082                        62-1474680
(State or other jurisdiction of  (Primary Standard Industrial        (I.R.S. Employer
incorporation or organization)      Classification Code)            Identification No.)

                          5200 MARYLAND WAY, SUITE 400
                           BRENTWOOD, TENNESSEE 37027
                                 (615) 221-8884

  (Address, including ZIP Code, and telephone number, including area code, of registrant's principal executive offices)
                             ---------------------

                               EDWARD K. WISSING
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           AMERICAN HOMEPATIENT, INC.
                          5200 MARYLAND WAY, SUITE 400
                           BRENTWOOD, TENNESSEE 37027
                                 (615) 221-8884
 (Name, address, including ZIP Code, and telephone number, including area code, of agent for service)
                             ---------------------

                                   COPIES TO:

             LAUREN W. ANDERSON                                JAMES R. TANENBAUM
 HARWELL HOWARD HYNE GABBERT & MANNER, P.C.                 STROOCK & STROOCK & LAVAN
         1800 FIRST AMERICAN CENTER                             7 HANOVER SQUARE
         NASHVILLE, TENNESSEE 37238                       NEW YORK, NEW YORK 10004-2696
               (615) 256-0500                                    (212) 806-5400

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /
                             ---------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                   SUBJECT TO COMPLETION, DATED MAY 17, 1996

                                2,000,000 SHARES

                       [AMERICAN HOMEPATIENT, INC. LOGO]

                                  COMMON STOCK
                             ---------------------

     Of the 2,000,000 shares of Common Stock of American HomePatient, Inc. (the "Company" or "American HomePatient") offered hereby (the "Offering"), 1,500,000 shares are being offered by the Company and 500,000 shares are being offered by a selling stockholder. The Company will not receive any proceeds from the sale of shares by the selling stockholder. See "Selling Stockholder." The Common Stock of the Company is traded on the Nasdaq Stock Market (National Market) under the symbol "AHOM." On April 30, 1996, the last sale price of the Company's Common Stock as reported by the Nasdaq Stock Market was $42.25 per share.

     SEE "RISK FACTORS" BEGINNING ON PAGE 7 OF THIS PROSPECTUS FOR CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
         ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                    TO THE CONTRARY IS A CRIMINAL OFFENSE.

- -------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------
                                                                                   PROCEEDS TO
                                 PRICE TO       UNDERWRITING      PROCEEDS TO        SELLING
                                  PUBLIC         DISCOUNT(1)     COMPANY(2)(3)   STOCKHOLDER(3)
- -------------------------------------------------------------------------------------------------
Per Share....................         $               $                $                $
- -------------------------------------------------------------------------------------------------
Total........................         $               $                $                $
- -------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------

(1) See "Underwriting" for a description of the indemnification arrangements with the Underwriters.
(2) Before deducting expenses of the offering payable by the Company, estimated at $500,000.
(3) The Company has granted the Underwriters a 30-day over-allotment option to purchase up to an additional 150,000 shares of Common Stock on the same terms and conditions as set forth above, solely to cover over-allotments, if any. The Selling Stockholder has granted the Underwriters a similar option to purchase up to an additional 50,000 shares of Common Stock. If the options are exercised in full, the total "Price to Public," "Underwriting Discount," "Proceeds to Company" and "Proceeds to Selling
     Stockholder" will be $          , $          , $          and $          ,
     respectively.

                             ---------------------

     The Common Stock is offered by the several Underwriters named herein, subject to prior sale, when, as and if delivered to and accepted by them and subject to approval of certain legal matters by counsel for the Underwriters. The Underwriters reserve the right to reject orders in whole or in part and to withdraw, to cancel or to modify the offer without notice. It is expected that delivery of certificates representing the Common Stock will be made on or about
May   , 1996.

EQUITABLE SECURITIES CORPORATION
               LEHMAN BROTHERS
                               WHEAT FIRST BUTCHER SINGER
                                            BT SECURITIES CORPORATION

                  The date of this Prospectus is May   , 1996.

                       [AMERICAN HOMEPATIENT, INC. LOGO]

                                   [MAP]

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ STOCK MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING".

     IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS THAT STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     FOR UNITED KINGDOM PURCHASERS: The shares of Common Stock offered hereby may not be offered or sold in the United Kingdom other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments, whether as principal or agent (except in circumstances that do not constitute an offer to the public within the meaning of the Public Offers of Securities Regulations 1995 or the Financial Services Act 1986) and this Prospectus may only be issued or passed on to any person in the United Kingdom if that person is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1995 or a person to whom this Prospectus may otherwise lawfully be passed on.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") with respect to the Common Stock offered hereby. This Prospectus constitutes a part of the Registration Statement and does not contain all the information set forth therein, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Any statements contained herein concerning the provisions of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference. For further information regarding the Company and the securities offered hereby, reference is made to the Registration Statement and to the exhibits thereto.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements, and other information with the Commission. The Registration Statement (with exhibits), as well as such reports, proxy statements, and other information filed by the Company with the Commission, may be inspected and copied at the public reference facilities maintained by the Commission at its principal offices at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the following regional offices of the Commission: 75 Park Place, Room 1228, New York, New York, 10007; and Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates.

     The Common Stock is listed on the Nasdaq National Market System ("Nasdaq"). The aforementioned material can also be inspected at the offices of the National Association of Securities Dealers, Inc. located at 1735 K Street, N.W., Washington, D.C. 20006.
                             ---------------------

     The Company is organized under the laws of the State of Delaware, its executive offices are located at 5200 Maryland Way, Suite 400, Brentwood, Tennessee 37027, and its telephone number is (615) 221-8884.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents, heretofore filed by the Company with the Commission pursuant to the Exchange Act, are incorporated and made a part of this Prospectus by reference, except as superseded or modified herein:

     1. The Company's Annual Report on Form 10-K for the year ended December 31, 1995.

     2. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996.


     3. The Company's Current Reports on Form 8-K dated January 10, 1996, March 18, 1996, and May 16, 1996, and on Form 8-K/A dated April 28, 1995 and January 10, 1996, and on Form 8-K/A2 dated April 28, 1995.


     4. The Company's 1996 Proxy Statement filed on April 15, 1996.

     5. The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A filed with the Commission on September 13, 1991.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference in this Prospectus and shall be made a part hereof from the date of filing of such documents. Any statement contained herein or in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents described herein (not including exhibits to those documents unless such exhibits are specifically incorporated by reference into the information incorporated into this Prospectus). Requests for such copies should be directed to Kathey Palmer, Vice President, American HomePatient, Inc., 5200 Maryland Way, Suite 400, Brentwood, Tennessee 37027, (615) 221-8884.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by reference to the more detailed information and financial statements, including the notes thereto, incorporated by reference into this Prospectus. Investors should carefully consider the information set forth under "Risk Factors." Except as otherwise indicated, (i) all information presented assumes no exercise of the Underwriters' over-allotment options and does not reflect the Company's announced 3-for-2 stock split and (ii) references to financial data exclude the Company's discontinued operations. All references in this Prospectus to the "Company" or "American HomePatient" refer to American HomePatient, Inc., a Delaware corporation, and its subsidiaries.

                                  THE COMPANY

     American HomePatient is one of the leading diversified home health care companies in the United States. The Company provides a wide range of home health care services and products with an emphasis on home respiratory services, home infusion services and home medical equipment and supplies. Since 1992, the Company has expanded its home health care operations significantly, from 53 centers in ten states to 240 centers in 28 states as of April 29, 1996. From 1992 to 1995, the Company generated a compound annual growth rate of 52.5% in net revenues, from $45.8 million in 1992 to $162.4 million in 1995, and a compound annual growth rate of 65.3% in net income from continuing operations, from $2.0 million in 1992 to $9.1 million in 1995.

     The acquisition of home health care companies in both existing and contiguous markets is a key component of the Company's growth strategy. During 1995, the Company acquired 16 home health care companies with 79 centers and entered seven new states. Management believes that a substantial number of acquisition opportunities will continue to exist as competitive and reimbursement pressures being exerted on the health care industry by managed care and government-sponsored reimbursement programs encourage further consolidation among home health care providers. To achieve further market density and to supplement its acquisition strategy, the Company opened ten new centers in 1995 in seven states in which the Company had existing operations. Since 1992, the Company also has pursued joint ventures and strategic alliances with prestigious hospitals and hospital systems, primarily in larger markets, in order to position itself as the home health care provider of choice within particular integrated health care delivery networks.

     The Company has successfully integrated acquired home health care companies by, among other means, (i) standardizing reimbursement, purchasing and accounting systems, (ii) integrating clinical services, (iii) utilizing the Company's marketing and managed care programs and (iv) implementing center level cost controls. To control center level costs more effectively, the Company has developed a proprietary cost-tracking model, the Allowable Branch Cost Model(TM), that allows local and regional managers to track the cost of delivering a specific product or service. Management uses this model to price its products and services for managed care contracting and to identify staffing, accounts receivable management and other "best practices" that can be implemented throughout its center network.

     According to the United States Commerce Department, home health care is among the fastest growing sectors of the health care industry, with total expenditures for home health care services of approximately $22.5 billion in 1994. Trends driving growth in the home health care industry include (i) the cost-effectiveness of home health care treatment compared to hospital treatment,
(ii) the adoption by government and private payors of cost containment measures which encourage reduced hospital admissions and reduced lengths of stay in hospitals and (iii) the increased acceptance of home health care by the medical community, patients and third-party payors, especially managed care organizations. In addition, the demand for home health care services and products has been expanding due to demographic trends, such as the aging of the population, and advances in medical technology that facilitate the provision of sophisticated in-home therapies for complex conditions that previously required hospitalization.

     American HomePatient's strategy is to be the leading provider of diversified home health care services in the markets in which it operates. To achieve this objective, management seeks to implement an operating strategy comprised of the following key elements: (i) targeting small to mid-size markets; (ii) achieving regional market density; (iii) developing hospital joint ventures and strategic alliances; (iv) increasing same-store net revenues by expanding services and emphasizing managed care contracting; and (v) decreasing operating costs. Management believes these interrelated strategies have enabled it to develop the market penetration and critical mass necessary to position the Company as a cost-effective provider of comprehensive home health care services to managed care payors, as evidenced by the increase in managed care contracts from 54 to 200 during 1995.

                              RECENT DEVELOPMENTS

     From January 1, 1996 through April 29, 1996, the Company acquired ten home health care companies with 28 new centers in nine states in which the Company had existing operations for an aggregate purchase price of approximately $27.5 million. In addition, the Company entered into two new hospital joint ventures in two states and signed strategic alliance agreements with 14 hospitals in Florida, nine hospitals in Oklahoma and three hospitals in Texas.

     On May 1, 1996, the Company entered into an expanded credit facility (the "New Bank Credit Facility"). The New Bank Credit Facility expands the Company's borrowing availability under the existing $150.0 million secured revolving line of credit (the "Line of Credit") to $225.0 million. The New Bank Credit Facility includes a $100.0 million five-year term loan and a $125.0 million five-year revolving line of credit. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     The Company has announced a planned 3-for-2 stock split for holders of record on June 28, 1996 which is expected to be distributed to stockholders on July 12, 1996 following a special meeting of stockholders to approve an increase in the number of authorized shares of the Company's Common Stock.

                                  THE OFFERING


Common Stock offered by the Company..................  1,500,000 shares
Common Stock offered by the Selling Stockholder......  500,000 shares
Common Stock to be outstanding after the Offering....  9,316,473 shares(1)
Use of proceeds......................................  The Company intends to use the net proceeds to reduce outstanding bank indebtedness and
                                                       for general working capital purposes. See
                                                       "Use of Proceeds."
Nasdaq Symbol........................................  AHOM


- ---------------


(1) Excludes vested and unvested options to purchase 1,050,930 shares of Common Stock under the Company's stock option plans and warrants to purchase 20,409 shares of Common Stock.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                          THREE MONTHS ENDED
                                            YEAR ENDED DECEMBER 31,                            MARCH 31,
                                ------------------------------------------------   ---------------------------------
                                                                       PRO FORMA                           PRO FORMA
                                  1993         1994         1995        1995(1)      1995        1996       1996(1)
                                ---------   ----------   -----------   ---------   ---------   ---------   ---------
INCOME STATEMENT DATA:
Net revenues(2)................ $  61,315   $   90,185    $ 162,371    $ 227,728   $  29,253   $  55,053   $  58,131
Cost of sales and related
  services, excluding
  depreciation and amortization
  expenses.....................    13,677       17,445       34,031       51,738       5,699      12,297      12,856
Operating expenses.............    31,307       47,081       81,718      110,905      15,111      27,935      29,263
General and administrative
  expenses.....................     5,520        7,829       12,594       14,568       2,443       3,249       3,430
Depreciation and amortization
  expenses.....................     4,532        6,656       14,081       19,623       2,333       4,945       5,449
Interest expense...............       542        2,132        4,829       10,248         778       1,855       2,091
                                ---------   ----------   -----------   ---------   ---------   ---------   ---------
Income from continuing
  operations before taxes......     5,737        9,042       15,118       20,646       2,889       4,772       5,042
Income from continuing
  operations...................     3,483        5,566        9,089(3)    12,243       1,730       2,930       3,076
Income from continuing
  operations per share......... $    0.69   $     1.00    $    1.26    $    1.69   $    0.30   $    0.37   $    0.38
Weighted average shares
  outstanding.................. 5,081,000    5,568,000    7,228,000    7,228,000   5,830,000   7,995,000   7,995,000



                                                                            MARCH 31, 1996
                                                                      --------------------------
                                                                       ACTUAL     AS ADJUSTED(4)
                                                                      --------    --------------
BALANCE SHEET DATA:
Working capital.....................................................  $ 49,551       $ 50,491
Total assets........................................................   268,008        268,948
Total debt and capital leases, including current portion............   123,365         63,965
Stockholders' equity................................................   124,377        184,717


                                                      YEAR ENDED DECEMBER 31,
                                                     --------------------------   THREE MONTHS ENDED
                                                     1993       1994       1995     MARCH 31, 1996
                                                     ----       ----       ----   ------------------
STATISTICAL DATA:
Home health care centers at end of period..........   76        144        221            240
States of operation at end of period...............   13         20         27             28
Same-store net revenue growth(5)...................   14 %       12 %       11 %           12%
Sources of net revenues:
  Home respiratory services........................   48 %       49 %       53 %           52%
  Home infusion services...........................   28         24         20             19
  Home medical equipment and supplies..............   24         27         27             29
                                                     ----       ----       ----           ---
          Total....................................  100 %      100 %      100 %          100%
                                                     ====       ====       ====   ===============

- ---------------


(1) Pro forma to give effect to the Acquired Operations (as defined), as if such transactions had occurred on January 1 of each respective period, if applicable. See "Pro Forma Unaudited Consolidated Financial Data."


(2) Includes the Company's portion of net earnings from hospital joint ventures of $488, $1,685 and $2,138 for the years ended December 31, 1993, 1994 and 1995, respectively, and $409 and $660 for the three months ended March 31, 1995 and 1996, respectively, and management and administration fees paid to the Company by the hospital joint ventures of $351, $1,683 and $1,834, for the years ended December 31, 1993, 1994, and 1995, respectively, and $394 and $470, for the three months ended March 31, 1995 and 1996, respectively.

(3) After a one-time relocation expense of $700,000.
(4) Adjusted to give effect to the estimated net proceeds to the Company from the Offering at an assumed public offering price of $42.25 per share. See "Use of Proceeds."
(5) Same-store net revenue growth represents growth in net revenues between periods for all locations partially or wholly-owned and operated by the Company for more than 12 months.

                                  RISK FACTORS

     Prospective purchasers of the Common Stock offered hereby should consider carefully the factors set forth below, as well as certain other information set forth in, or incorporated by reference into, this Prospectus.

     MEDICARE REIMBURSEMENT FOR OXYGEN THERAPY SERVICES. In both 1994 and 1995, oxygen therapy services reimbursement from Medicare accounted for 23% of the Company's net revenues. In the fall of 1995, Congress proposed reductions in the Medicare reimbursement rate for home oxygen therapy services and equipment, which legislation was vetoed by President Clinton. Despite the presidential veto, Congress continues to consider legislation affecting reimbursement of these items, and management anticipates that Medicare reimbursement rates for oxygen services and equipment will be reduced. The Company cannot be certain of the timing or level of reductions for Medicare oxygen reimbursement. Any such reductions could have a material adverse effect on the Company's net revenues and net income. See "Business -- Industry Overview."

     DEPENDENCE ON REIMBURSEMENT BY THIRD-PARTY PAYORS. For the period ended March 31, 1996, the percentage of the Company's net revenues derived from Medicare, Medicaid and private pay was 47%, 13% and 40%, respectively. The net revenues and profitability of the Company are affected by the continuing efforts of all payors to contain or reduce the costs of health care by lowering reimbursement rates, narrowing the scope of covered services, increasing case management review of services and negotiating reduced contract pricing. Any changes in reimbursement levels under Medicare, Medicaid or private pay programs and any changes in applicable government regulations could have a material adverse effect on the Company's net revenues. Changes in the mix of the Company's patients among Medicare, Medicaid and private pay categories and among different types of private pay sources, may also affect the Company's net revenues and profitability. There can be no assurance that the Company will continue to maintain its current payor or revenue mix. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Payor Mix."

     ROLE OF MANAGED CARE. As managed care assumes an increasingly significant role in markets in which the Company operates, the Company's success will, in part, depend on retaining and obtaining managed care contracts. There can be no assurance that the Company will retain or continue to obtain such managed care contracts. In addition, reimbursement rates under managed care contracts are likely to continue experiencing downward pressure as a result of payors' efforts to contain or reduce the costs of health care by increasing case management review of services and negotiating reduced contract pricing. Therefore, even if the Company is successful in retaining and obtaining managed care contracts, unless the Company also decreases its cost for providing services and increases higher margin services, it will experience declining profit margins. See "Business."

     GOVERNMENT REGULATION. The Company is subject to extensive and frequently changing federal, state and local regulation. In addition, new laws and regulations are adopted periodically to regulate new and existing products and services in the health care industry. Changes in laws or regulations or new interpretations of existing laws or regulations can have a dramatic effect on operating methods, costs and reimbursement amounts provided by government and other third-party payors. Federal laws governing the Company's activities include regulation of the repackaging and dispensing of drugs, Medicare reimbursement and certification and certain financial relationships with physicians and other health care providers. Although the Company intends to comply with all applicable fraud and abuse laws, there can be no assurance that administrative or judicial interpretation of existing laws or regulations or enactments of new laws or regulations will not have a material adverse effect on the Company's business. The Company is subject to state laws governing Medicaid, professional training, certificates of need, licensure, financial relationships with physicians and the dispensing and storage of pharmaceuticals. The facilities operated by the Company must comply with all applicable laws, regulations and licensing standards. In addition, many of the Company's employees must maintain licenses to provide some of the services offered by the Company. There can be no assurance that federal, state or local governments will not change existing standards or impose additional standards. Any failure to comply with existing or future standards could have a material adverse effect on the Company's results of operations, financial condition or prospects.

     NO ASSURANCE OF SUCCESSFUL INTEGRATION OF ACQUISITIONS OR CONTINUED
GROWTH. The Company intends to continue to expand its business through acquisitions of home health care companies, growth in same-store net revenues and the formation of additional hospital joint ventures. There can be no assurance that suitable acquisitions will be identified, that consent from the Company's lenders, where required, will be obtained or that acquisitions will be consummated on acceptable terms. In addition, there can be no assurance that these companies, once acquired, will be integrated successfully into the Company's operations or that any acquisition will not have a material adverse effect upon the Company's results of operations, financial condition or prospects, especially in the fiscal quarters immediately following such transactions. In addition, although the Company intends to expand its business through hospital joint ventures and strategic alliances, there can be no assurance that the Company will be able to maintain such relationships. Finally, there can be no assurance that the Company can increase or maintain growth in same-store net revenues, enter into additional hospital joint ventures and strategic alliances or increase net revenues at existing hospital joint ventures and strategic alliances. The price of the Company's Common Stock may fluctuate substantially in response to quarterly variations in the Company's operating and financial results, announcements by the Company or other developments affecting the Company, as well as general economic and other external factors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources," "Business -- Acquisitions" and "-- Hospital Joint Ventures and Strategic Alliances."

     MANAGEMENT OF GROWTH. As the Company's business develops and expands, the Company may need to implement enhanced operational and financial systems and may require additional employees and management, operational and financial resources. There can be no assurance that the Company will successfully (i) implement and maintain any such operational and financial systems, or (ii) apply the human, operational and financial resources needed to manage a developing and expanding business. Failure to implement such systems successfully and use such resources effectively could have a material adverse effect on the Company's results of operations, financial condition or prospects. See
"Business -- Acquisitions" and "-- Operations."

     COMPETITION. The home health care market is highly fragmented and competition varies significantly from market to market. In the small and mid-size markets in which the Company primarily operates, the majority of its competition comes from local independent operators or hospital-based facilities, whose primary competitive advantage is market familiarity. In the larger markets, regional and national providers account for a significant portion of competition. Some of the Company's present and potential competitors are significantly larger than the Company and have, or may obtain, greater financial and marketing resources than the Company. In addition, there are relatively few barriers to entry in the local markets served by the Company, and it may encounter substantial competition from new market entrants. As the industry consolidates, the Company also faces competition for acquisitions from current and new market participants that could increase acquisition prices or inhibit the Company's acquisition strategy. See "Business -- Acquisitions" and
"-- Competition."

     IMPACT OF HEALTH CARE REFORM. The health care industry continues to undergo dramatic changes. Although proposed federal legislation to impose greater control on health care spending has not been enacted by Congress to date, there can be no assurance that federal health care legislation will not be adopted in the future. Some states are adopting health care programs and initiatives as a replacement for Medicaid. It is also possible that proposed federal legislation will include language which provides incentives to further encourage Medicare recipients to shift to Medicare at-risk managed care programs. There can be no assurance that the adoption of such legislation or other changes in the administration or interpretation of governmental health care programs or initiatives will not have a material adverse effect on the Company.

     LIABILITY AND ADEQUACY OF INSURANCE. The provision of health care services entails an inherent risk of liability. Certain participants in the home health care industry may be subject to lawsuits which may involve large claims and significant defense costs. It is expected that the Company periodically will be subject to such suits as a result of the nature of its business. The Company currently maintains product and professional liability insurance intended to cover such claims in amounts which management believes are in keeping with industry standards. There can be no assurance that the Company will be able to obtain liability insurance coverage in the future on acceptable terms, if at all. There can be no assurance that claims in excess of the

Company's insurance coverage or claims not covered by the Company's insurance coverage will not arise. A successful claim against the Company in excess of the Company's insurance coverage could have a material adverse effect upon the results of operations, financial condition or prospects of the Company. Claims against the Company, regardless of their merit or eventual outcome, may also have a material adverse effect upon the Company's ability to attract patients or to expand its business. See "Business -- Insurance."

     INFLUENCE OF EXECUTIVE OFFICERS, DIRECTORS AND PRINCIPAL STOCKHOLDER. Upon completion of the Offering the Company's executive officers, directors and principal stockholder, Counsel Corporation ("Counsel"), in the aggregate, will beneficially own approximately 32.5% of the outstanding shares of the Common Stock of the Company, if the over-allotment options are not exercised. As a result of such equity ownership and their positions in the Company, if the executive officers, directors and principal stockholder were to vote all or substantially all of their shares in the same manner, they could significantly influence the management and policies of the Company, including the election of the Company's directors and the outcome of matters submitted to stockholders of the Company for approval. The Company is highly dependent upon its senior management, and competition for qualified management personnel is intense. See "Selling Stockholder," "Management" and "Stock Ownership of Directors, Executive Officers and Principal Holders."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of 1,500,000 shares of Common Stock offered by the Company at an assumed public offering price of $42.25 per share are estimated to be approximately $60.3 million after deduction of underwriting discounts, commissions and estimated offering expenses (or approximately $66.4 million if the Company's over-allotment option is exercised in full). The Company will not receive any proceeds from the sale of 500,000 shares of Common Stock by the Selling Stockholder. The Company intends to use approximately $59.4 million of the net proceeds to reduce bank indebtedness. As of March 31, 1996, the weighted average borrowing rate under the Line of Credit was 6.48%. The Company will use the remaining net proceeds for general working capital purposes, which may include the funding of potential future acquisitions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Underwriting."

     Pending the uses set forth above, such net proceeds will be placed in short-term, interest-bearing, investment-grade debt securities, certificates of deposit or direct or guaranteed obligations of the United States of America.

                              SELLING STOCKHOLDER

     Counsel, through its indirect, wholly-owned subsidiary AHOM Holdings, Inc. (the "Selling Stockholder"), intends to sell 500,000 shares (or 550,000 shares if the over-allotment option is exercised in full) of Common Stock in the Offering. Prior to the Offering, the Selling Stockholder owns 3,165,750 shares, representing approximately 40.7% of the outstanding Common Stock of the Company. Following the Offering, the Selling Stockholder will own 2,665,750 shares, representing approximately 28.7% of the outstanding Common Stock of the Company, or, if the over-allotment is exercised in full, 2,615,750 shares, representing approximately 27.8% of the outstanding Common Stock of the Company.

     Allan C. Silber and Morris A. Perlis, directors of the Company, are officers and directors of the Selling Stockholder and Counsel. Edward Sonshine, a director of the Company, is a director of Counsel. See "Management" and "Certain Transactions."

                                DIVIDEND POLICY

     The Company has not declared or paid any cash dividends on its Common Stock since inception, and it is the current policy of the Company's Board of Directors to retain any earnings to finance the operations and expansion of its business. Further, the New Bank Credit Facility prohibits the payment of cash dividends. Therefore, the payment of cash dividends on the Common Stock is unlikely in the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company (i) at March 31, 1996 and (ii) as adjusted to reflect the sale by the Company of the 1,500,000 shares of Common Stock at an assumed public offering price of $42.25 per share, after deduction of underwriting discounts, commissions and estimated offering expenses and the application of the net proceeds therefrom as set forth in "Use of Proceeds." This table should be read in conjunction with the financial statements of the Company, including the related notes, incorporated by reference herein.

                                                                             MARCH 31, 1996
                                                                        ------------------------
                                                                         ACTUAL      AS ADJUSTED
                                                                        --------     -----------
                                                                         (DOLLARS IN THOUSANDS)
Total debt and capital leases, including current portion..............  $123,365      $  63,965
                                                                        --------     -----------
Stockholders' equity:
  Preferred stock, $0.01 par value; 1,000,000 shares authorized; none
     issued and outstanding...........................................       -0-            -0-
  Common stock, $0.01 par value; 12,000,000 shares authorized;
     7,764,571 shares issued and outstanding and 9,264,571 issued and
     outstanding, as adjusted.........................................        78             93
  Paid-in capital.....................................................    87,855        148,180
  Retained earnings...................................................    36,444         36,444
                                                                        --------     -----------
     Total stockholders' equity.......................................   124,377        184,717
                                                                        --------     -----------
     Total capitalization.............................................  $247,742      $ 248,682
                                                                        ========      =========

                      SELECTED CONSOLIDATED FINANCIAL DATA

FINANCIAL STATEMENTS PRESENTED AND DERIVATION OF INFORMATION

    The following selected historical predecessor financial data of the Company, insofar as such data relates to the nine months ended September 30, 1991, have been derived from the audited historical predecessor financial statements of the Company and should be read in conjunction with those statements, including the related notes thereto. Effective October 1, 1991, the home health care business was transferred to the Company by Counsel.

    The following selected financial data of the Company for the three months ended December 31, 1991 and for each of the four years ended December 31, 1992, 1993, 1994 and 1995 have been derived from the audited financial statements of the Company and should be read in conjunction with those statements, including the related notes thereto. The audited financial statements of the Company for the years ended December 31, 1993, 1994 and 1995 are incorporated by reference into this Prospectus. The addition of new operations through acquisitions during 1992, 1993, 1994 and 1995 materially affects the comparability of the financial data presented. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    The following selected financial data of the Company for the three months ended March 31, 1995 and 1996 have been derived from the unaudited financial statements of the Company and should be read in conjunction with the unaudited statements, including the related notes thereto. The unaudited financial statements include all adjustments, consisting only of normal recurring adjustments, which the Company considers necessary to state fairly the Company's financial position as of March 31, 1996 and the results of operation for the three months ended March 31, 1995 and 1996. The results for the quarter ended March 31, 1996 may not be indicative of the results of operations for the year.

    The historical operating data reflects the operations of the Company's home health care business as continuing operations and its long-term care management business as discontinued operations.

PREDECESSOR FINANCIAL DATA

    The following selected historical predecessor financial data of the Company reflects the home health care operations under Counsel, on a historical cost basis. The historical predecessor financial data reflects the operations of the Company's home health care business and corporate expenses as continuing operations and the long-term care management business and related corporate and regional offices expenses as discontinued operations. The historical predecessor financial statements are not indicative of the future expected revenues and expenses of the Company.

COMPANY FINANCIAL DATA

                PREDECESSOR
               -------------
                NINE MONTHS    THREE MONTHS                     YEAR ENDED DECEMBER 31,                      THREE MONTHS ENDED
                   ENDED          ENDED       -----------------------------------------------------------         MARCH 31,
               SEPTEMBER 30,   DECEMBER 31,   PRO FORMA                                                     ---------------------
                   1991            1991        1991(1)      1992        1993        1994         1995         1995        1996
               -------------   ------------   ---------   ---------   ---------   ---------   -----------   ---------   ---------
                                                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME
  STATEMENT
  DATA:
  Net
  revenues...     $15,465         $5,736      $ 21,201    $  45,833   $  61,315   $  90,185   $   162,371   $  29,253   $  55,053
  Cost of
    sales and
    related
    services,
    excluding
 depreciation
    and
 amortization
  expenses...       4,169          1,427         5,596       10,702      13,677      17,445        34,031       5,699      12,297
  Operating
  expenses...       7,288          2,933        10,221       22,876      31,307      47,081        81,718      15,111      27,935
  General and
  administrative
    expenses...     1,340            549         1,889        5,617       5,520       7,829        12,594       2,443       3,249
 Depreciation
    and
 amortization
  expenses...         839            339         1,178        3,174       4,532       6,656        14,081       2,333       4,945
  Interest
   expense...         159             50           209          178         542       2,132         4,829         778       1,855
               -------------      ------      ---------   ---------   ---------   ---------   -----------   ---------   ---------
  Total
  expenses...      13,795          5,298        19,093       42,547      55,578      81,143       147,253      26,364      50,281
               -------------      ------      ---------   ---------   ---------   ---------   -----------   ---------   ---------
  Income from
   continuing
   operations
    before
    taxes....       1,670            438         2,108        3,286       5,737       9,042        15,118       2,889       4,772
  Provision
    for
    income
    taxes....         657            183           840        1,272       2,254       3,476         6,029       1,159       1,842
               -------------      ------      ---------   ---------   ---------   ---------   -----------   ---------   ---------
  Income from
   continuing
operations...     $ 1,013         $  255      $  1,268    $   2,014   $   3,483   $   5,566   $     9,089   $   1,730   $   2,930
               ===========     ==========     ========     ========    ========    ========    ==========    ========    ========
  Income from
   continuing
   operations
    per
    share....                                    $0.36        $0.40       $0.69       $1.00         $1.26       $0.30       $0.37
                                              ========     ========    ========    ========    ==========    ========    ========
  Weighted
    average
    shares
    outstanding...                            3,557,000   5,046,000   5,081,000   5,568,000     7,228,000   5,830,000   7,995,000

                                                                        DECEMBER 31,                               MARCH 31,
                                                 ----------------------------------------------------------   -------------------
                                                    1991        1992        1993        1994        1995        1995       1996
                                                 ----------   ---------   ---------   ---------   ---------   --------   --------
                                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital..............................  $   17,466   $  14,855   $  14,961   $  20,848   $  46,272   $ 32,438   $ 49,551
  Total assets.................................      26,066      37,647      60,065     110,965     232,516    127,401    268,008
  Total debt and capital leases, including
    current portion............................       1,712       1,778      17,472      35,908      93,606     54,602    123,365
  Stockholders' equity.........................      22,374      31,488      36,950      58,096     119,431     61,195    124,377

- ---------------

(1) Adjusted to reflect 1991 operating results as if the Company had operated the home health care business effective January 1, 1991.

                PRO FORMA UNAUDITED CONSOLIDATED FINANCIAL DATA


     In 1995 and through April 30, 1996, the Company acquired 30 home health care companies (the "Acquired Operations"). The Acquired Operations include acquisitions deemed to be significant under federal securities laws (i.e., the acquisitions of ConPharma Home HealthCare, Inc. ("ConPharma"), Life Support Products, The Illinois Home Health Business, The Mobile Medical Services Business, The Homehealth Center Business, The Delcrest Medical Business and The Homecare Business, each as defined in the notes to the financial statements incorporated by reference into this Prospectus). Audited financial statements for each of these significant acquisitions are incorporated by reference herein.



     The following unaudited pro forma condensed consolidated income statements for the year ended December 31, 1995 and the three months ended March 31, 1996 have been prepared based on the historical income statements of the Company, adjusted to reflect the acquisitions of the Acquired Operations, in each case, as if such transactions had occurred on January 1 of each respective period, if applicable. The unaudited pro forma condensed consolidated balance sheet as of March 31, 1996 has been prepared based on the historical balance sheet of the Company, as adjusted to reflect the acquisition of the Acquired Operations which were acquired subsequent to March 31, 1996 (the "Subsequent Acquired Operations"). The following pro forma financial data may not be indicative of the future results of operations and what the actual results of operations would have been had such transactions described above actually been effective January 1 of each respective period.

                           AMERICAN HOMEPATIENT, INC.


               PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENTS

                                  (UNAUDITED)
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                            YEAR ENDED DECEMBER 31, 1995
                                              ---------------------------------------------------------
                                               AMERICAN       ACQUIRED                          PRO
                                              HOMEPATIENT    OPERATIONS    ADJUSTMENTS         FORMA
                                              -----------    ----------    -----------       ----------
Net revenues................................  $  162,371      $ 65,357       $    --         $  227,728
Cost of sales and related services,
  excluding depreciation and amortization
  expenses..................................      34,031        17,707            --             51,738
Operating expenses..........................      81,718        28,618           569(1,2)       110,905
General and administrative expenses.........      12,594         6,865        (4,891)(1,2)       14,568
Depreciation and amortization expenses......      14,081         4,287         1,255(3)          19,623
Interest expense............................       4,829           689         4,730(4)          10,248
                                              -----------    ----------    -----------       ----------
Total expenses..............................     147,253        58,166         1,663            207,082
                                              -----------    ----------    -----------       ----------
Income from continuing operations before
  taxes.....................................      15,118         7,191        (1,663)            20,646
Provision for income taxes..................       6,029           244         2,130(5)           8,403
                                              -----------    ----------    -----------       ----------
Income from continuing operations...........  $    9,089      $  6,947       $(3,793)        $   12,243
                                               =========      ========     =========          =========
Income from continuing operations per
  share.....................................  $     1.26                                     $     1.69
                                               =========                                      =========
Weighted average shares outstanding.........   7,228,000                                      7,228,000



                                                          THREE MONTHS ENDED MARCH 31, 1996
                                              ---------------------------------------------------------
                                               AMERICAN       ACQUIRED                          PRO
                                              HOMEPATIENT    OPERATIONS    ADJUSTMENTS         FORMA
                                              -----------    ----------    -----------       ----------
Net revenues................................  $   55,053      $  3,078       $    --         $   58,131
                                              -----------    ----------    -----------       ----------
Cost of sales and related services,
  excluding depreciation and amortization
  expenses..................................      12,297           559            --             12,856
Operating expenses..........................      27,935         1,297            31             29,263
General and administrative expenses.........       3,249           454          (273)             3,430
Depreciation and amortization expenses......       4,945           435            69              5,449
Interest expense............................       1,855             7           229              2,091
                                              -----------    ----------    -----------       ----------
Total expenses..............................      50,281         2,752            56             53,089
                                              -----------    ----------    -----------       ----------
Income from continuing operations before
  taxes.....................................       4,772           326           (56)             5,042
Provision for income taxes..................       1,842            11           113              1,966
                                              -----------    ----------    -----------       ----------
Income from continuing operations...........  $    2,930      $    315       $  (169)        $    3,076
                                               =========      ========     =========          =========
Income from continuing operations per
  share.....................................  $     0.37                                     $     0.38
                                               =========                                      =========
Weighted average shares outstanding.........   7,995,000                                      7,995,000
                                               =========                                      =========


- ---------------

(1) Reflects additional general and administrative and operating expenses as a result of integrating the Acquired Operations. This adjustment includes additional salaries and personnel expenses for certain acquisitions, interim operating agreement management fees and other corporate expenses expected to be incurred in connection with the acquisitions.

(2) Reflects the elimination of corporate overhead charges allocated to ConPharma, the Medserv Business, the Clasen Companies, the Delcrest Medical Business and the Homecare Business by each company's respective parent and the elimination of expenses related to the officers of certain of the Acquired Operations. In each case, the Company did not acquire the respective parent's operations and therefore did not assume these liabilities and expenditures. In addition, the Company did not hire certain officers of certain of the Acquired Operations.

(3) Reflects amortization of goodwill and adjustment of depreciation methods associated with the acquisitions.
(4) Reflects additional interest expense as a result of seller notes payable and borrowings under the Line of Credit in order to fund the cash portion of the acquisitions, net of the elimination of interest expense of the acquired operations upon the repayment of debt by the Company immediately following the acquisition where applicable.
(5) Reflects income taxes for acquired operations at statutory rates.

                           AMERICAN HOMEPATIENT, INC.



                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET



                                                               AS OF MARCH 31, 1996
                                          ---------------------------------------------------------------
                                                               SUBSEQUENT
                                              AMERICAN          ACQUIRED                          PRO
                                          HOMEPATIENT, INC.    OPERATIONS    ADJUSTMENTS         FORMA
                                          -----------------    ----------    -----------       ----------
Cash and cash equivalents...............     $     7,570        $    686       $  (441)(1)     $    7,815
Accounts receivable, net................          54,332             751            55(1)          55,138
Other current assets....................          22,172             138            --             22,310
                                          -----------------    ----------    -----------       ----------
Total current assets....................          84,074           1,575          (386)            85,263
Property and equipment, net.............          44,916             406            --             45,322
Goodwill................................         124,415              20         4,543(1)         128,978
Other assets............................          14,603              --            --         $   14,603
                                          -----------------    ----------    -----------       ----------
                                             $   268,008        $  2,001       $ 4,157         $  274,166
                                           =============        ========     =========          =========
Current portion of debt and leases......     $    17,178        $    136       $  (136)(1)     $   17,178
Trade accounts payable..................           5,268             165           (23)(1)          5,410
Accrued expenses and other..............          12,077             148            (1)(1)         12,224
                                          -----------------    ----------    -----------       ----------
Total current liabilities...............          34,523             449          (160)            34,812
                                          -----------------    ----------    -----------       ----------
Long-term debt and leases...............         106,187             466         5,403(1)         112,056
Other noncurrent liabilities............           2,921              --            --              2,921
                                          -----------------    ----------    -----------       ----------
  Total noncurrent liabilities..........         109,108             466         5,403            114,977
                                          -----------------    ----------    -----------       ----------
Stockholders' equity....................         124,377           1,086        (1,086)(1)        124,377
                                          -----------------    ----------    -----------       ----------
Total liabilities and stockholders'
  equity................................     $   268,008        $  2,001       $ 4,157         $  274,166
                                           =============        ========     =========          =========


- ---------------


(1) Reflects the purchase price (including acquisition related expenses) paid or to be paid for the Subsequent Acquired Operations, the refinancing of certain assumed debt and the estimated allocation of the purchase price to the fair value of assets acquired.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the information contained in the Consolidated Financial Statements, including the related notes, and the other financial information incorporated by reference herein.

GENERAL

     The Company's home health care services consist primarily of the provision of home respiratory therapy, the provision of home infusion therapy and the rental and sale of home medical equipment and supplies. These services and products are paid for primarily by Medicare, Medicaid and other third-party payors. The following table sets forth the percentage of the Company's net revenues represented by each line of business for the periods presented:

                                                                                   THREE MONTHS
                                                         YEAR ENDED DECEMBER           ENDED
                                                                 31,                 MARCH 31,
                                                        ----------------------     -------------
                                                        1993     1994     1995     1995     1996
                                                        ----     ----     ----     ----     ----
    Home respiratory therapy services.................   48 %     49 %     53 %     54 %     52 %
    Home infusion therapy services....................   28       24       20       19       19
    Home medical equipment and medical supplies.......   24       27       27       27       29
                                                        ---      ---      ---      ---      ---
         Total........................................  100 %    100 %    100 %    100 %    100 %
                                                        ===      ===      ===      ===      ===

     The foregoing table reflects changes in the Company's business mix over the periods indicated that have resulted primarily from the increase in respiratory therapy services revenues generated by acquired operations. From 1992 through 1995, the Company acquired 36 home health care companies, all but three of which derived a greater percentage of their net revenues from respiratory therapy services at the time of acquisition than did the Company. The Company's objective is to maintain a diversified offering of home health care services, including a higher percentage of infusion therapy services, in order to provide the comprehensive array of services and products that managed care organizations require. The Company added infusion services to ten of its existing centers in 1995 and expects to continue adding infusion services to additional centers and to acquire home infusion service companies in 1996 in order to increase net revenues attributable to infusion therapy services. Management continuously evaluates new products and services in an effort to diversify its business mix.

     The Company continues to implement a variety of initiatives designed to lower its costs. The Company is focusing its efforts on the following cost initiatives: (i) leveraging corporate purchasing agreements to reduce supply and equipment costs; (ii) consolidating same-market and overlapping centers; (iii) decreasing collection periods and associated billing costs; and (iv) rationalizing center operations based on comparative data provided by its proprietary Allowable Branch Cost Model(TM).

     The Company reports its net revenues as follows: (i) sales and related services; (ii) rentals and other; and (iii) earnings from hospital joint ventures. Sales and related services revenues are derived from the provision of infusion therapies, the sale of home health care equipment and supplies, the sale of aerosol and respiratory therapy equipment and supplies and services related to the delivery of these products. Rentals and other revenues are derived from the rental of home health care equipment, enteral pumps and equipment related to the provision of respiratory therapies. Because the Company's hospital joint ventures are not consolidated for financial statement reporting purposes, earnings from hospital joint ventures represent the Company's equity in earnings and management and administrative fees for unconsolidated hospital joint ventures. Cost of sales and related services includes the cost of equipment, drugs and related supplies sold to patients. Operating expenses include center labor costs, delivery expenses, occupancy costs, costs related to rentals other than depreciation, billing center costs, other operating costs and provision for doubtful accounts. General and administrative expenses include corporate, area and regional management expenses and costs.

RESULTS OF OPERATIONS

     The Company's net revenues from continuing operations have grown at a compound annual growth rate of approximately 52.5% during the period from 1992 to 1995. In addition, since 1992, the Company has expanded its operations from 53 home health care centers in ten states to 221 home health care centers in 27 states as of December 31, 1995. This growth has been achieved through a combination of same-store growth, acquisitions, start-up operations and strategic hospital joint ventures. Growth in same-store net revenues (approximately 12%, 14%, 12% and 11% in 1992, 1993, 1994 and 1995, respectively)
resulted from the expansion of the range of services offered at the Company's centers and the increase in the Company's sources of patient referrals. The Company acquired 66 centers and 79 centers during 1994 and 1995, respectively. In order to achieve further market density, the Company also opened ten new centers in 1995 in seven states in which the Company had existing operations. Throughout this expansion, the Company's earnings before interest, taxes, depreciation and amortization ("EBITDA") increased from 14.5% in 1992 to 21.0% in 1995.

     The following table sets forth, for the periods indicated, the percentage of net revenues represented by the respective financial items:

                                                                                 THREE MONTHS
                                                       YEAR ENDED DECEMBER           ENDED
                                                               31,                 MARCH 31,
                                                      ----------------------     -------------
                                                      1993     1994     1995     1995     1996
                                                      ----     ----     ----     ----     ----
    Net revenues..................................    100 %    100 %    100 %    100 %    100 %
    Cost of sales and related services, excluding
      depreciation and amortization expenses......     23       20       21       19       22
    Operating expenses............................     51       52       50       52       51
    General and administrative expenses...........      9        9        8        8        6
    Depreciation and amortization expenses........      7        7        9        8        9
    Interest expense..............................      1        2        3        3        3
                                                      ----     ----     ----     ----     ----
    Total expenses................................     91       90       91       90       91
                                                      ----     ----     ----     ----     ----
    Income from continuing operations before
      taxes.......................................      9       10        9       10        9
    Provision for income taxes....................      4        4        4        4        4
                                                      ----     ----     ----     ----     ----
    Income from continuing operations.............      5 %      6 %      5 %      6 %      5 %
                                                      ====     ====     ====     ====     ====

THREE MONTHS ENDED MARCH 31, 1996 COMPARED TO THREE MONTHS ENDED MARCH 31, 1995

     During the three months ended March 31, 1996, the Company converted one previously wholly-owned center to a hospital joint venture accounted for under the equity method. The effect of this transaction in the comparison of the 1996 period to the 1995 period is referred to as "dissolutions."


     NET REVENUES. Net revenues increased from $29.3 million for the quarter ended March 31, 1995 to $55.1 million in the same period in 1996, an increase of $25.8 million, or 88%. Same-store net revenues, including net revenues of same-store hospital joint ventures managed by the Company and accounted for under the equity method, increased 12%. Net revenues of same-store hospital joint ventures contributed 2% to this same-store net revenue growth rate. Following is a discussion of the components of net revenues:


          Sales and Related Services Revenues. Sales and related services revenues increased from $12.6 million for the quarter ended March 31, 1995 to $24.5 million for the same period in 1996, an increase of $11.9 million, or 95%. This increase was attributable primarily to acquisitions, net of dissolutions. An increase in sales and related services revenues of $1.0 million was attributable to net revenue growth at the Company's existing centers (excluding same-store hospital joint ventures accounted for under the equity method). The remaining $10.9 million increase was attributable to acquisitions, net of dissolutions.

          Rentals and Other Revenues. Rentals and other revenues increased from $15.9 million for the quarter ended March 31, 1995 to $29.4 million for the same period in 1996, an increase of $13.5 million, or 85%. Of this increase $1.6 million was attributable to net revenue growth in the Company's existing centers (excluding same-store hospital joint ventures accounted for under the equity method). The remaining $11.9 million increase was attributable to acquisitions, net of dissolutions.

          Earnings from Hospital Joint Ventures. Earnings from hospital joint ventures increased from $803,000 for the quarter ended March 31, 1995 to $1.1 million for the same period in 1996, an increase of $327,000. Of this increase, $190,000 was attributable to net growth in the Company's existing hospital joint ventures.

     COST OF SALES AND RELATED SERVICES. Cost of sales and related services increased from $5.7 million for the quarter ended March 31, 1995, to $12.3 million for the same period in 1996, an increase of $6.6 million. As a percentage of sales and related services revenues, cost of sales and related services increased from 45% to 50%. This increase reflects a change in the mix of sales and related service revenues attributable to acquisitions made during 1995 and 1996 as well as a slight reduction in gross margins of the Company's existing centers as a result of additional managed care and subcontracted business.

     OPERATING EXPENSES. Operating expenses increased from $15.1 million for the quarter ended March 31, 1995 to $27.9 million for the same period in 1996, an increase of $12.8 million or 85%. This increase was attributable to increased costs associated with acquisitions, net of dissolutions. As a percentage of net revenues, operating expenses decreased from 51.7% to 50.7%. This decrease was attributable to lower operating expense levels for acquired businesses.

     GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased from $2.4 million for the quarter ended March 31, 1995, to $3.2 million for the same period in 1996, an increase of $806,000, or 33%. This increase was primarily attributable to increases in expenses associated with the acquired home health care businesses and to increases in corporate office general and administrative expenses. As a percentage of net revenues, general and administrative expenses have decreased from 8.3% to 5.9%.

     DEPRECIATION AND AMORTIZATION EXPENSES. Depreciation and amortization expenses increased from $2.3 million for the quarter ended March 31, 1995 to $4.9 million for the same period in 1996, an increase of $2.6 million. An increase in depreciation and amortization expenses of $1.9 million was attributable to acquisitions, net of dissolutions.

     INTEREST EXPENSE. Interest expense increased from $778,000 for the quarter ended March 31, 1995, to $1.9 million for the same period in 1996, an increase of $1.1 million. The increase was primarily due to interest expense associated with increased borrowings used to fund acquisitions of home health care businesses.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

     During 1995, the Company converted three previously wholly-owned centers to hospital joint ventures accounted for under the equity method. The effect of these transactions in the comparison of the 1995 period to the 1994 period is referred to as "dissolutions."

     NET REVENUES. Net revenues increased from $90.2 million in 1994 to $162.4 million in 1995, an increase of $72.2 million, or 80%. Same-store net revenues grew 11% in 1995 compared to 12% in 1994, including net revenue growth generated by the Company's 50%-owned hospital joint ventures. Following is a discussion of the components of net revenues:

          Sales and Related Services Revenues. Sales and related services revenues increased from $38.7 million in 1994 to $70.2 million in 1995, an increase of $31.5 million, or 81%. Of this increase, $2.9 million was attributable to net revenue growth in the Company's existing centers (excluding same-store hospital joint ventures accounted for under the equity method), representing an increase of 8% over the prior year on a same-store basis. Increases in sales and related services revenues in the Company's existing centers were attributable primarily to growth in net revenues from the provision of respiratory therapies and the sale of home medical equipment and supplies.

          Rentals and Other Revenues. Rentals and other revenues increased from $47.9 million in 1994 to $88.2 million in 1995, an increase of $40.3 million, or 84%. Of this increase, $4.4 million was attributable to net revenue growth in the Company's existing centers (excluding same-store hospital joint ventures accounted for under the equity method), representing an increase of 10% over the prior year on a same-store basis. Increases in rentals and other revenues in the Company's existing centers were attributable primarily to growth in net revenues from the provision of respiratory therapies, which increased 11% over the prior year.

          Earnings from Hospital Joint Ventures. Earnings from hospital joint ventures increased from $3.5 million in 1994 to $4.0 million in 1995, an increase of $500,000, which was attributable principally to acquired and newly-formed hospital joint ventures, net of dissolutions. On a same-store basis, net revenue of hospital joint ventures grew 23% in 1995 compared to 1994, increasing the Company's total same-store growth rate by two percentage points.

     COST OF SALES AND RELATED SERVICES. Cost of sales and related services increased from $17.4 million in 1994 to $34.0 million in 1995, an increase of $16.6 million, or 95%. Of this increase, $15.0 million was attributable to acquisitions, net of dissolutions. As a percentage of sales and related services revenues, cost of sales and related services increased from 45% in 1994 to 48% in 1995. This percentage increase was attributable primarily to the change in the mix of sales and related service revenues of acquisitions made during 1995.

     OPERATING EXPENSES. Operating expenses increased from $47.1 million in 1994 to $81.7 million in 1995, an increase of $34.6 million, or 73%. This increase was attributable to increased costs associated with the Company's increased net revenues. As a percentage of net revenues, operating expenses decreased from 52% in 1994 to 50% in 1995. This decrease is primarily attributable to lower operating expense levels of same-store centers and acquired businesses.

     GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased from $7.8 million in 1994 to $12.6 million in 1995, an increase of $4.8 million, or 62%. This increase was attributable primarily to increases in personnel expenses associated with providing support for acquisitions and continued growth. Approximately $700,000 of the increase is a result of the relocation of the corporate headquarters from Franklin, Tennessee to Brentwood, Tennessee due to the Company's rapid expansion and need for additional space. As a percentage of net revenues, general and administrative expenses decreased from 9% in 1994 to 8% in 1995.

     DEPRECIATION AND AMORTIZATION EXPENSES. Depreciation and amortization expenses increased from $6.7 million in 1994 to $14.1 million in 1995, an increase of $7.4 million. This increase was attributable primarily to depreciation expense and the amortization of goodwill recorded in connection with acquisitions.

     INTEREST EXPENSE. Interest expense increased from $2.1 million in 1994 to $4.8 million in 1995, an increase of $2.7 million. This increase was due primarily to interest expense on borrowings used to fund acquisitions of home health care companies during 1994 and 1995.

YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993

     Effective January 1, 1994, the Company sold its majority ownership in a consolidated non-hospital joint venture and entered into a separate transaction that converted a previously wholly-owned center to a hospital joint venture accounted for under the equity method. In addition, the Company sold its interest in a wholly-owned center effective March 1, 1994. The effect of these transactions in the comparison of the 1994 period to the 1993 period is referred to as "dissolutions."

     NET REVENUES. Net revenues increased from $61.3 million in 1993 to $90.2 million in 1994, an increase of $28.9 million, or 47%. Same-store net revenues grew 12% in 1994 compared to 14% in 1993, including net revenue growth generated by the Company's 50%-owned hospital joint ventures. Following is a discussion of the components of net revenues:

          Sales and Related Services Revenues. Sales and related services revenues increased from $28.9 million in 1993 to $38.7 million in 1994, an increase of $9.8 million, or 34%. Of this increase, $6.7 million was attributable to acquisitions, net of dissolutions, and $3.1 million was attributable to net revenue growth in the Company's existing centers (excluding same-store hospital joint ventures accounted for under the equity method), representing an increase of 12% over the prior year on a same-store basis. Increases in sales and related services revenues in the Company's existing centers were attributable primarily to growth in net revenues from the provision of infusion therapies, which increased 17% over the prior year.

          Rentals and Other Revenues. Rentals and other revenues increased from $31.5 million in 1993 to $47.9 million in 1994, an increase of $16.4 million, or 52%. Of this increase, $13.6 million was attributable to acquisitions, net of dissolutions, and $2.8 million was attributable to net revenue growth in the Company's existing centers (excluding same-store hospital joint ventures accounted for under the equity method), representing an increase of 9% over the prior year on a same-store basis. Increases in rentals and other revenues in the Company's existing centers were attributable primarily to growth in net revenues from the provision of respiratory therapies, which increased 8% over the prior year. Beginning January 1, 1994, the Company experienced Medicare reimbursement reductions as a result of the Omnibus Reconciliation Act of 1993, which primarily affected respiratory therapy revenues. The reductions totaled approximately $1.8 million in net revenues for the year, which reductions were partially offset by an adjustment in Medicare reimbursement resulting from an increase in the Consumer Price Index of approximately 2.9% in 1994.

          Earnings from Hospital Joint Ventures. Earnings from hospital joint ventures increased from $839,000 in 1993 to $3.5 million in 1994, an increase of $2.7 million, which was attributable principally to acquired and newly-formed hospital joint ventures, net of dissolutions. On a same-store basis, net revenue of hospital joint ventures grew 41% in 1994 compared to 1993, increasing the Company's total same-store growth rate by two percentage points.

     COST OF SALES AND RELATED SERVICES. Cost of sales and related services increased from $13.7 million in 1993 to $17.4 million in 1994, an increase of $3.7 million, or 28%. Of this increase, $2.0 million was attributable to acquisitions, net of dissolutions. As a percentage of sales and related services revenues, cost of sales and related services decreased from 47% in 1993 to 45% in 1994. This percentage decrease was attributable primarily to the Company's strategy of de-emphasizing less profitable product lines and leveraging corporate purchasing to reduce supply and equipment costs.

     OPERATING EXPENSES. Operating expenses increased from $31.3 million in 1993 to $47.1 million in 1994, an increase of $15.8 million, or 50%. This increase was attributable to increased costs associated with the Company's increased net revenues. As a percentage of net revenues, operating expenses increased from 51% in 1993 to 52% in 1994.

     GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased from $5.5 million in 1993 to $7.8 million in 1994, an increase of $2.3 million, or 42%. This increase was attributable primarily to increases in personnel expenses associated with providing support for acquisitions and continued growth. As a percentage of net revenues, general and administrative expenses remained constant at 9% from 1993 to 1994.

     DEPRECIATION AND AMORTIZATION EXPENSES. Depreciation and amortization expenses increased from $4.5 million in 1993 to $6.7 million in 1994, an increase of $2.2 million, or 47%. This increase was attributable primarily to depreciation expenses and the amortization of goodwill recorded in connection with acquisitions.

     INTEREST EXPENSE. Interest expense increased from $542,000 in 1993 to $2.1 million in 1994, an increase of $1.6 million. This increase was due primarily to interest expense on borrowings used to fund acquisitions of home health care companies during 1993 and 1994.

DISCONTINUED OPERATIONS

     SALE OF LONG-TERM CARE MANAGEMENT BUSINESS. Prior to May 1994, the Company's long-term care management subsidiary, Diversicare Management Services Co. ("DMS"), provided management services to nursing homes and retirement centers in the United States and Canada (the "Long-Term Care Management Business"). As compensation for its services, the Company received a base management fee typically ranging from 3.5% to 7.0% of the net revenues of the facilities. In May 1994, the Company transferred the capital stock of DMS to Advocat Inc. ("Advocat"), a newly formed company, in exchange for proceeds of approximately $22.3 million before certain expenses and income taxes (all of the foregoing is herein referred to as the "Advocat Transaction"). The Advocat Transaction was approved by an independent committee of the Company's Board of Directors, which determined that the terms of the transaction and the proceeds the Company received were fair to the minority stockholders of the Company. The Company reported a gain of $7.9 million, net of income taxes, in connection with the Advocat Transaction.

     At December 31, 1993 and March 31, 1994, DMS represented approximately 9% of the identifiable assets of the Company. For the year ended December 31, 1993, DMS contributed approximately 12% of the Company's net revenues and approximately 29% of earnings before interest and taxes ("EBIT"). For the three months ended March 31, 1994, DMS contributed approximately 11% of the Company's net revenues and approximately 24% of EBIT. The net assets and results of operations of DMS and its share of corporate expenses are reflected in the accompanying financial statements and financial information as discontinued operations. Net accounts receivable attributable to the provision of long-term care management services are included in net assets of discontinued operations and totaled $2.4 million at March 31, 1994, representing approximately 90 days of management fee revenues; this amount included $2.0 million due from affiliates.

LIQUIDITY AND CAPITAL RESOURCES

     At March 31, 1996, the Company's working capital was $49.6 million, and the current ratio was 2.4, compared to working capital of $46.3 million and a current ratio of 2.8 at December 31, 1995. The Company had current maturities of long-term debt of approximately $17.2 million at March 31, 1996.

     The Company's future liquidity will continue to be dependent upon the relative amounts of current assets (principally cash, accounts receivable and inventories) and current liabilities (principally accounts payable and accrued expenses). In that regard, accounts receivable can have a significant impact on the Company's liquidity. Accounts receivable are generally outstanding for longer periods of time in the health care industry than many other industries because of requirements to provide third party payors with additional information subsequent to billing and the time required by such payors to process claims. Certain accounts receivable frequently are outstanding for more than 90 days, particularly where the accounts receivable relates to services for a patient (i) receiving a new medical therapy or (ii) covered by Medicare or Medicaid. Net patient accounts receivable were $44.3 million and $50.3 million at December 31, 1995 and March 31, 1996, respectively. This increase was primarily attributable to the acquisition of home health care businesses in the first quarter of 1996. This represented an average of approximately 91 and 90 days' sales in accounts receivable at December 31, 1995 and March 31, 1996, respectively.

     Net cash used in operating activities was $7.3 million for the three months ended March 31, 1995, and net cash provided from operating activities was $361,000 for the three months ended March 31, 1996. These amounts primarily represent net income plus depreciation and amortization and provisions for doubtful accounts and changes in the various components of working capital. Also included in net cash used in operating activities for the three months ended March 31, 1995 was $5.5 million for payments of taxes on the sale of discontinued operations. Net cash used in investing activities was $15.4 million and $24.2 million for the three months ended March 31, 1995 and 1996, respectively. These amounts primarily represent acquisitions of home health care businesses and property and equipment additions. Net cash provided from financing activities was $21.7 million and $27.2 million for the three months ended March 31, 1995 and 1996, respectively. These amounts primarily represent proceeds from the issuance of long-term debt, the issuance of common stock due to stock option exercises and principal repayments on debt.

     The Company's principal capital requirements are for acquisitions of additional home health care companies and expansion of the services provided through its existing home health care centers. The Company has financed and intends to continue to finance these requirements, its net revenue growth and working capital needs with net cash provided by operations and with bank borrowings. On May 1, 1996, the Company expanded its Line of Credit to increase its borrowing availability thereunder to $225.0 million. The New Bank Credit Facility includes a $100.0 million five-year term loan and a $125.0 million five-year revolving line of credit. The New Bank Credit Facility increases the Bank Consent Thresholds (as defined herein) and contains financial and operating covenants substantially similar to those under the Line of Credit. Borrowings under the New Bank Credit Facility may be used to finance acquisitions and for other general corporate purposes, subject to the terms and conditions of the credit and security agreements. Most of the Company's operating assets have been pledged as security for borrowings under the New Bank Credit Facility. Interest is payable on borrowings under the Line of Credit, at the election of the Company, at either a "Base Lending Rate" or an "Adjusted Eurodollar Rate" (each as defined in the New Bank Credit Facility), plus a margin from 0% to 1.00% and from 0.5% to 2.00%, respectively. The Company's ability to borrow under the

New Bank Credit Facility terminates on May 1, 2001, subject to exceptions set forth therein. As of March 31, 1996 the weighted average borrowing rate was 6.48%. A commitment fee of up to 0.375% per annum (0.25% as of March 31, 1996) is payable by the Company on the undrawn balance. The interest rate and commitment fee vary depending on the Company's ratio of total debt to adjusted pro forma earnings before interest, taxes, depreciation and amortization, as such ratio is defined in the New Bank Credit Facility.

     The New Bank Credit Facility contains various financial covenants, the most restrictive of which relate to measurements of stockholders' equity, leverage ratios and interest coverage ratios. The Company was in compliance with these covenants at March 31, 1996. The New Bank Credit Facility also contains certain covenants which, among other things, impose certain limitations or prohibitions on the Company with respect to the incurrence of certain indebtedness, the creation of security interest on the assets of the Company, the payment of dividends on and the redemption or repurchase of securities of the Company, investments, acquisitions, investments in joint ventures, capital expenditures and sales of Company assets. The Company must generally obtain bank consent for any single acquisition with an aggregate purchase price of $15.0 million or more, and any acquisition which, when combined with all acquisitions completed in the prior 12 months, exceeds $75.0 million ("Bank Consent Thresholds"). Upon the consummation of the Offering, the Bank Consent Thresholds will increase to $20.0 million for any single acquisition and $80.0 million for all acquisitions completed in the prior 12 months.

     The Company has budgeted capital expenditures of approximately $24.5 million for 1996 primarily for purchases of home health care rental equipment and routine capital purchases at its regional and corporate offices. Through March 31, 1996, $4.9 million of capital expenditures had been incurred.

     At March 31, 1996, the Company had approximately $7.6 million of cash and cash equivalents and $47.6 million available under the Line of Credit. Management believes the combination of these sources, together with the proceeds of the Offering, the additional borrowing availability under the New Bank Credit Facility and funds generated from operations, will be sufficient to satisfy the Company's acquisition expenditure, capital expenditure, working capital and debt repayment requirements for the next 12 months. In order to provide funds to continue its growth strategy, the Company will incur, from time to time, additional bank indebtedness and may issue, in public or private transactions, equity or debt securities, the availability and terms of which will depend on market and other conditions. There can be no assurance that any such additional financing will be available on terms acceptable to the Company.

IMPLEMENTATION OF FINANCIAL ACCOUNTING STANDARDS

     In 1995, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards Number 121 ("SFAS 121") "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." Adoption of SFAS 121 is required for fiscal years beginning after December 15, 1995. The Company has adopted SFAS 121 in 1996, and the adoption did not have a material effect on the Company's financial position.

     In October 1995, the FASB issued Statement No. 123 ("SFAS 123") "Accounting for Stock-Based Compensation." This statement requires new disclosures in the notes to the financial statements about stock-based compensation plans based on the fair value of equity instruments granted. Companies also may base the recognition of compensation cost for instruments issued under stock-based compensation plans on these fair values. The Company will adopt the disclosure requirements of SFAS 123 in 1996.

                                    BUSINESS

GENERAL

     American HomePatient is one of the leading diversified home health care companies in the United States. The Company provides a wide range of home health care services and products with an emphasis on home respiratory services, home infusion services and home medical equipment and supplies. Since 1992, the Company has expanded its home health care operations significantly, from 53 centers in ten states to 240 centers in 28 states as of April 29, 1996. From 1992 to 1995, the Company generated a compound annual growth rate of 52.5% in net revenues, from $45.8 million in 1992 to $162.4 million in 1995, and a compound annual growth rate of 65.3% in net income from continuing operations, from $2.0 million in 1992 to $9.1 million in 1995.

     The acquisition of home health care companies in both existing and contiguous markets is a key component of the Company's growth strategy. During 1995, the Company acquired 16 home health care companies with 79 centers and entered seven new states. Management believes that a substantial number of acquisition opportunities will continue to exist as competitive and reimbursement pressures being exerted on the health care industry by managed care and government-sponsored reimbursement programs will encourage further consolidation among home health care providers. To achieve further market density and to supplement its acquisition strategy, the Company opened ten new centers in 1995 in seven states in which the Company had existing operations. Since 1992, the Company also has pursued joint ventures and strategic alliances with prestigious hospitals and hospital systems, primarily in larger markets, in order to position itself as the home health care provider of choice within particular integrated health care delivery networks.

     The Company has successfully integrated acquired home health care companies by, among other means, (i) standardizing reimbursement, purchasing and accounting systems, (ii) integrating clinical services, (iii) utilizing the Company's marketing and managed care programs and (iv) implementing center level cost controls. To control center level costs more effectively, the Company has developed a proprietary cost-tracking model, the Allowable Branch Cost Model(TM), that allows local and regional managers to track the cost of delivering a specific product or service. Management uses this model to price its products and services for managed care contracting and to identify staffing, accounts receivable management and other "best practices" that can be implemented throughout its center network.

INDUSTRY OVERVIEW

     According to the United States Commerce Department, home health care is among the fastest growing sectors of the health care industry, with total expenditures for home health care services of approximately $22.5 billion in 1994. Trends driving growth in the home health care industry include (i) the cost-effectiveness of home health care treatment compared to hospital treatment,
(ii) the adoption by government and private payors of cost containment measures which encourage reduced hospital admissions and reduced lengths of stay in hospitals and (iii) the increased acceptance of home health care by the medical community, patients and third-party payors, especially managed care organizations. In addition, the demand for home health care services and products has been expanding due to demographic trends, such as the aging of the population, and advances in medical technology that facilitate the provision of sophisticated in-home therapies for complex conditions that previously required hospitalization.

     In the fall of 1995, Congress proposed reductions in Medicare reimbursement rates for home oxygen therapy services and price freezes on certain other reimbursement rates for parenteral and enteral services and equipment sales and services. Although this particular legislation was vetoed, Congress continues to consider legislation affecting reimbursement of these items, and management anticipates that Medicare reimbursement rates for oxygen services and equipment will be reduced. In addition, other third-party payors are likely to continue efforts to contain or reduce costs of health care by lowering reimbursement rates, increasing case management review of services and negotiating reduced contract pricing.

     The growth of the home health care industry has attracted thousands of providers, few of which have a national or multi-regional presence. As a result, the industry is highly fragmented with a relatively small number of providers capable of offering a broad range of services. In recent years, the home health care industry has experienced increased consolidation as a result of several factors, including the following:

     - The health care industry is facing greater regulatory and market pressure on pricing and cost containment. Managed care pricing and potential reductions in Medicare reimbursement rates are placing increasing pressure on operating margins. Providers that can leverage purchasing and distribution, contain costs, and meet increasing regulatory, reporting and billing requirements will have a competitive advantage.

     - The high cost of sophisticated equipment required to care for higher acuity patients in the home is often prohibitive for smaller providers.

     - Managed care payors are reducing the number of home health care providers with which they contract in an effort to join with providers who offer a wide range of sophisticated products and services and broad geographic coverage. Small, independent providers, which traditionally have comprised a majority of the market, typically cannot offer this breadth of service and geographic coverage.

Management believes that the competitive and pricing pressures that are being exerted on the health care industry by managed care and government-sponsored reimbursement programs, such as Medicare and Medicaid, will encourage further consolidation among home health care providers.

OPERATING STRATEGY

     American HomePatient's objective is to be the leading provider of diversified home health care services in the markets in which it operates. Management seeks to establish a regional concentration of centers to develop the market penetration and critical mass necessary to position the Company as a cost-effective provider of diversified home health care services to managed care and other third-party payors. Following are the key elements of the Company's strategy:

     - Targeting Small to Mid-Size Markets. The Company focuses its acquisitions and start-up operations on small to mid-size markets where there is generally less competition from national competitors, which tend to be concentrated in larger urban markets. Management believes the Company is able to compete effectively against smaller local competitors in these markets by delivering clinical expertise and technology typically available only in larger, more urban markets and by providing a broader range of services. Approximately 80% of the Company's markets have populations of less than 100,000. The Company generally targets small independent operators with under $10.0 million in annual revenues.

     - Achieving Regional Market Density. The Company identifies acquisition targets that will solidify its position in a market and enable it to develop a strong regional network of home health care centers. The Company's current acquisition efforts typically fall into one of two categories: (i) fill-in acquisitions that enable the Company to strengthen its position in selected markets and (ii) acquisitions in new contiguous markets. This focus on developing regional market density allows the Company to achieve the geographic coverage necessary to compete effectively for managed care contracts and hospital joint venture and strategic alliance partners. In addition, this strategy enables the Company to capitalize on operating efficiencies and economies of scale in purchasing, marketing and corporate overhead. In targeted markets where the Company is unable to identify suitable acquisition candidates, the Company may choose to open new centers.

     - Developing Hospital Joint Ventures and Strategic Alliances. The development of hospital joint ventures and strategic alliances has emerged as an increasingly important component of the Company's growth strategy. The Company intends to continue forming these relationships in order to
      (i) enter larger markets with reduced financial risk and (ii) capitalize on the trend toward integrated health care delivery networks that provide a full range of health care services, including physician services, in-patient hospital care, out-patient surgery and diagnostics and home health care. Management believes that, as a result of these relationships, the Company will be better positioned to compete for managed care contracts. Additionally, since the Company's hospital partners typically draw patients from surrounding communities where the Company has existing centers, management believes that existing centers also benefit from referrals of patients who are discharged from these hospitals and require home health care. The Company is currently a joint venture partner with hospitals or hospital systems such as Baylor Health System in Dallas, Texas, Columbia/HCA in Nashville, Tennessee, and Baptist Medical Center in Little Rock, Arkansas.

     - Increasing Same-Store Net Revenues. The Company seeks to increase same-store net revenues by: (i) expanding services at its existing centers, (ii) capitalizing on hospital joint ventures and strategic alliances to increase referrals, and (iii) emphasizing managed care contracting. The Company has expanded services by adding infusion, rehabilitation, pediatric and other services to existing centers and by packaging and marketing existing services as branded products, such as the Company's Aermeds(TM) and EnterCare(TM) programs. The Company also targets referrals from hospital joint venture partners for patients who require home health care upon hospital discharge and reside in surrounding communities where American HomePatient has an owned center. The Company increased the number of its managed care contracts from 54 to 200 in 1995 and anticipates that managed care contracting will continue to be an important factor in future same-store net revenue growth.

     - Decreasing Operating Costs. The Company is focusing its efforts on the following cost initiatives: (i) leveraging corporate purchasing agreements to reduce supply and equipment costs; (ii) consolidating overlapping centers; (iii) consolidating field management functions; (iv) decreasing collection periods and associated billing costs; and (v) rationalizing center operations based on comparative data provided by its proprietary Allowable Branch Cost Model(TM). In April 1995, the Company instituted its "Preferred Products Program" to improve its purchasing power by reducing the number of its suppliers and vendors in exchange for volume discounts from its remaining suppliers. In 1995, the Company also consolidated the operations of 21 centers that serviced overlapping geographic areas. Additionally, the Company has consolidated certain regional management and sales functions by giving top general managers additional managerial responsibility and certain account executives larger territories. The Company also has begun to regionalize certain billing and collection functions in order to reduce expenses, increase efficiencies, provide greater billing expertise and position the Company to handle centralized managed care billing. Finally, the Allowable Branch Cost Model(TM), a proprietary tool of the Company, allows local and regional managers to track the cost of delivering a specific product or service. This model is currently in use in approximately 120 centers, which account for approximately 50% of the Company's revenues. Management uses this model to control center level costs more effectively, to price its products and services for managed care contracting and to identify staffing, accounts receivable management and other "best practices" that can be implemented throughout its center network.

ACQUISITIONS

     The Company maintains an active acquisition program in order to increase its penetration of existing markets and to capitalize on the increasing competitive and pricing pressures being exerted on smaller providers in the fragmented home health care industry. The Company relies upon its acquisition team, consisting of certain members of its Board of Directors and senior management, which generally meets at least monthly, to review prospective targets. The Company's acquisition efforts historically have focused on respiratory and home medical equipment companies; however, the Company expects to acquire more home infusion services companies in 1996 in order to increase the percentage of its net revenues attributable to infusion therapy services. Strategic acquisitions typically fall into one of two categories: (i) fill-in acquisitions which enable the Company to become a leading provider in selected markets and (ii) acquisitions in new markets which the Company considers attractive. The Company prefers to acquire independent operators, with strong existing management, that have significant potential to grow in their respective regions.

     As the industry consolidates, the Company will continue to face competition for acquisitions. This competition could come from current market participants, industry participants seeking new markets and new entrants to the industry. Increased competition for acquisitions could increase acquisition prices or inhibit the Company's acquisition strategy.

SERVICES AND PRODUCTS

     The Company provides home respiratory services, home infusion services and home medical equipment and supplies through 240 centers in 28 states as of April 29, 1996. As a part of its integrated approach to home health care, the Company provides a range of services that are crucial to full service patient care, including comprehensive training for patients and their caregivers regarding equipment use, ongoing monitoring of patient compliance with the treatment plan and extensive equipment maintenance and repair. The Company's local health care professionals are available 24 hours a day to assist patients with emergency services, counseling or additional information. The following table sets forth the percentage of net revenues represented by each line of business for the periods presented:

                                                                                   THREE MONTHS
                                                              YEAR ENDED               ENDED
                                                             DECEMBER 31,            MARCH 31,
                                                        ----------------------     -------------
                                                        1993     1994     1995     1995     1996
                                                        ----     ----     ----     ----     ----
    Home respiratory services.........................   48 %     49 %     53 %     54 %     52 %
    Home infusion services............................   28       24       20       19       19
    Home medical equipment and supplies...............   24       27       27       27       29
                                                        ----     ----     ----     ----     ----
              Total...................................  100 %    100 %    100 %    100 %    100 %
                                                        ====     ====     ====     ====     ====

     Home Respiratory Services. The Company provides a wide variety of home respiratory services primarily to patients with severe and chronic pulmonary diseases. Industry analysts estimate that the United States home respiratory therapy market generated revenues of approximately $1.8 billion in 1994, or 8% of the total home health care market.

     Patients are referred to a Company center most often by primary care and pulmonary physicians as well as by hospital discharge planners and case managers. After reviewing pertinent medical records on the patient and confirming insurance coverage information, a Company respiratory therapist or technician visits the patient's home to deliver and to prepare the prescribed therapy or equipment. Company representatives coordinate the prescribed therapy with the patient's physician, train the patient and caregiver in the correct use of the equipment and make periodic follow-up visits to the home to provide additional instructions, required equipment maintenance and oxygen and other supplies.

     The respiratory services that the Company provides include the following:

     - Oxygen systems to assist patients with breathing. There are three types of oxygen systems: (i) oxygen concentrators, which are stationary units that filter ordinary air to provide a continuous flow of oxygen; (ii) liquid oxygen systems, which are portable, thermally-insulated containers of liquid oxygen; and (iii) high pressure oxygen cylinders, which are used for portability with oxygen concentrators. Oxygen systems are used to treat patients with chronic obstructive pulmonary disease, cystic fibrosis and neurologically-related respiratory problems.

     - Nebulizers to deliver aerosol medication to patients. Nebulizers are used to treat patients with asthma, chronic obstructive pulmonary disease, cystic fibrosis and neurologically-related respiratory problems.

     - Home ventilators to sustain a patient's respiratory function mechanically in cases of severe respiratory failure when a patient can no longer breathe normally.

     - Continuous positive airway pressure therapy ("CPAP") to force air through respiratory passage-ways during sleep. This treatment is used on adults with sleep apnea, a condition in which a patient's normal breathing patterns are disturbed during sleep.

     - Apnea monitors to monitor and warn parents of apnea episodes in newborn infants as a preventive measure against sudden infant death syndrome.

     - Home sleep screenings and studies to detect sleep disorders and the magnitude of such disorders.


     The provision of oxygen-related services and systems comprised approximately 65% of the Company's respiratory net revenues for 1995, with the balance generated from nebulizers and related aerosol medication services, home ventilators, CPAP therapy, home sleep studies and infant apnea monitors. The Company provides respiratory therapy services at all but one of its centers, and, until recently, has historically focused its acquisition strategy almost entirely on home respiratory services companies. The Company will continue to acquire home respiratory services companies but also expects to increasingly evaluate the acquisition of home infusion services companies.

     Home Infusion Services. The Company provides a wide range of home infusion services. Industry analysts estimate that the United States home infusion market generated revenues of approximately $3.6 billion in 1994, or 16% of the total home health care market.

     Patients are referred to a Company center most often by primary care and specialist physicians as well as by hospital discharge planners and case managers. After confirming the patient's treatment plan with the physician, the pharmacist mixes the medications and coordinates with the nurse the delivery of necessary equipment, medication and supplies to the patient's home. The Company provides the patient and caregiver with detailed instructions on the patient's prescribed medication, therapy, pump and supplies. The Company also schedules follow-up visits and deliveries in accordance with a physician's orders.

     Home infusion therapy involves the administration of nutrients, antibiotics and other medications intravenously (into the vein), subcutaneously (under the skin), intramuscularly (into the muscle), intrathecally or epidurally (via spinal routes) or through feeding tubes into the digestive tract. The primary infusion therapy services that the Company provides include the following:

     - Enteral nutrition is the infusion of nutrients through a feeding tube inserted directly into the functioning portion of a patient's digestive tract. This long-term therapy is often prescribed for patients who are unable to eat or to drink normally as a result of a neurological impairment such as a stroke or cancer.

     - Antibiotic therapy is the infusion of antibiotic medications into a patient's bloodstream typically for two to four weeks to treat a variety of serious infections and diseases.

     - Total parenteral nutrition ("TPN") is the long-term provision of nutrients through central vein catheters that are surgically implanted into patients who cannot absorb adequate nutrients enterally due to a chronic gastrointestinal condition.

     - Pain management involves the infusion of certain drugs into the bloodstream of patients, primarily terminally or chronically ill patients, suffering from acute or chronic pain.

     During 1995, enteral nutrition services accounted for approximately 38% of the Company's infusion revenues, while antibiotic therapy, TPN, pain management and other medications accounted for approximately 17%, 13% and 15%, respectively. The Company's remaining infusion revenues were derived from the provision of infusion nursing services, prescription drug sales and other miscellaneous infusion therapies. The Company continues to expand its infusion therapy offerings in the home setting to include additional services such as growth hormone, IVIG, prolastin and baclafin therapies.

     Enteral nutrition services are provided at most of the Company's centers, and the Company provides other infusion therapies in 107 of its 240 centers. The Company added infusion services to ten of its existing centers in 1995 and expects to acquire additional home infusion services companies in 1996 in order to increase net revenues attributable to infusion services.

     Home Medical Equipment and Supplies. The Company provides a full line of medical equipment and supplies to serve the needs of home healthcare patients. Net revenues from medical equipment are derived principally from the rental and sale of wheelchairs, hospital beds, ambulatory aids, bathroom aids and safety equipment, patient lifts and rehabilitation equipment. In many of the Company's markets, the Company maintains a retail store and showroom where patients may purchase or rent supplies and miscellaneous equipment.

     The Company benefits from cross-selling opportunities to provide home medical equipment to its customers who also are receiving respiratory therapy or infusion therapy. Published reports estimate that home medical equipment market revenues were approximately $1.6 billion in 1994, or 7% of the total home health care market.

     New Product Initiatives. In an effort to increase same-store net revenues by offering value-added services, the Company has placed special emphasis on packaging and marketing existing services as branded products. Examples of these product initiatives include:

     - Aermeds(TM). This program is designed to increase the Company's level of aerosol medications business for both adult and pediatric patients, to reduce associated costs in the delivery of this service and to ensure optimum patient therapy compliance. The Aermeds(TM) program was introduced in February 1996.

     - EnterCare(TM). This program is the Company's comprehensive patient management program designed specifically for enteral nutrition patients who are suffering from a variety of neurological impairments or cancer. Management believes this program provides opportunity for revenue enhancement, particularly in newly acquired centers, and market share increases in existing centers. The EnterCare(TM) program was implemented in all centers in April 1995.

PAYOR MIX

     The Company derives substantially all of its net revenues from third-party payors, including Medicare, Medicaid and private insurers. The following table sets forth the percentage of the Company's net revenues from each source indicated for the years presented:

                                                                                 THREE MONTHS
                                                             YEAR ENDED             ENDED
                                                            DECEMBER 31,          MARCH 31,
                                                         -------------------     ------------
                                                         1993    1994    1995        1996
                                                         ---     ---     ---     ------------
    Medicare...........................................   51%     50%     46%          47%
    Private pay, primarily private insurance and
      managed care.....................................   40      39      42           40
    Medicaid...........................................    9      11      12           13
                                                         ---     ---     ---          ---
      Total............................................  100%    100%    100%         100%
                                                         ===     ===     ===     ==========

SALES AND MARKETING

     Local Sales. The general manager at each Company center has primary responsibility for net revenue development, cost control and coordination of local sales efforts. Local sales generally are handled by a sales account executive or a clinician. These individuals are responsible for building local market share through traditional referral sources such as physicians, hospital discharge planners, nursing agencies and hospice organizations. In addition, the centers are responsible for cultivating managed care and strategic alliance relationships in their local markets with guidance from regional and corporate management.

     Managed Care Sales. The Company's approach to managed care sales utilizes its local operating and market strengths, supplemented by regional and corporate managed care expertise. As a result of this strategy, American HomePatient tripled the number of managed care contracts in 1995 from 54 contracts to 200 contracts. In addition, in 1996, the Company expects to begin utilizing the CURE(TM) Report (Comprehensive Utilization Report and Evaluation), the Company's managed care reporting system that provides a detailed accounting of home health care utilization and cost indicators, to keep managed care organizations informed of physician home health care related practice patterns and costs.

     Hospital Joint Ventures and Strategic Alliances Development. The Company has established a senior level, experienced operating team to lead its efforts to develop additional hospital joint ventures and strategic alliances. An executive officer of the Company assumed the responsibilities of Senior Vice President -- Strategic Alliances in February 1996, and reports directly to the Chief Executive Officer. The team also consists of two operations vice-presidents and a financial analyst. In targeting hospital joint ventures and strategic alliances, this team markets arrangements to regional and senior executives in hospital systems and the chief executive officers of hospitals.

     Corporate Marketing Support. The Company's corporate marketing department provides product and services planning and development, market research, marketing communications, public and community relations and educational program development for all of the Company's centers. The Company has primarily expanded services by adding infusion, rehabilitation, pediatric and other services as well as packaging and marketing existing services as branded products, such as the Company's Aermeds(TM) and EnterCare(TM) programs. All marketing programs introduced by the corporate marketing department are designed to meet the needs of the Company's traditional referral sources as well as managed care organizations and integrated health care delivery networks. Another recent market initiative undertaken by the Company is the Professional Educational Series, which provides local centers with both prepackaged and custom health care seminars, lectures and in-service programs.

OPERATIONS

     Organization. The Company's operations are divided into five geographic areas, each headed by an area vice president. Each area vice president manages three to five regional vice presidents or regional managers who each supervise the operations of six to ten centers. Management believes this regional organizational structure gives the Company expanded management flexibility and enables it to accommodate continued growth. Specifically, it provides for a greater focus on local market operations and control at the regional level, while enabling area vice presidents to concentrate on achieving the Company's strategic goals. Area vice presidents focus on consolidating certain functions above the local level, identifying and integrating new acquisitions and decentralizing certain management decisions to improve responsiveness in local markets.

     Each of the Company's centers typically is staffed with a general manager, a business office manager, a director of patient services (normally a registered nurse or respiratory therapist), registered nurses, clinical coordinators, respiratory therapists, service technicians and customer service representatives. In addition, the Company employs a licensed pharmacist in all centers that provide a significant amount of infusion therapy.

     The Company has achieved what management believes is a successful balance between centralized and decentralized management. Management believes that home health care is a local business dependent in large part on personal relationships and, therefore, provides the Company's operating managers with a significant degree of autonomy to encourage prompt and effective responses to local market demands. In conjunction with this local operational authority, the Company provides, through its corporate support center and area vice presidents, sophisticated management support, marketing and managed care expertise, sales training and support, product development services and financial and information systems that typically are not readily available to independent operators. The Company retains centralized control over those functions necessary to monitor quality of patient care and to maximize operational efficiency. Services performed at the corporate level include quality improvement oversight, financial and accounting functions, policy and procedure development, system design and corporate acquisitions and development.

     Commitment to Quality. The Company's quality improvement programs are designed to ensure that its service standards are properly implemented. Management believes that the Company has developed and implemented service and procedure standards that not only comply with, but often exceed, the standards required by the Joint Commission on Accreditation of Healthcare Organizations ("JCAHO"). All of the Company's centers are JCAHO-accredited or are in the process of being reviewed for accreditation by JCAHO. The Company's goal is for all newly-acquired centers to become accredited within one year of joining the Company. The Company has Quality Advisory Boards at many of its centers, and center general managers conduct quarterly quality improvement reviews. Quality compliance audits are conducted by corporate or regional officers annually at each center to ensure compliance with state, JCAHO and internal standards. The Company's corporate philosophy for service excellence is its Personal Caring Service Promise, which characterizes the Company's standards for quality care and customer service.

     Training and Retention of Quality Personnel. Management recognizes that home health care is inherently a local business. In addition to retaining its existing management team, the Company seeks to retain certain members of management from its acquisitions. General managers aggressively recruit knowledgeable local account executives capable of gaining new business from the local medical community. In addition, the Company provides training to all new nurses, respiratory therapists and pharmacy personnel as well as continuing education for existing employees. In preparation for the expansion of managed care, the Company also has implemented educational procedures designed to prepare employees to compete in a managed care environment.

     Management Information Systems. Management believes that an important factor in the Company's continuing success will be the periodic refinement and upgrading of its management information systems, which permit management to monitor closely the activities of the Company's centers. These systems provide monthly budget analyses, financial comparisons to prior periods and comparisons among Company centers, thus enabling management to identify areas requiring improvement. Medicare and many third-party payor claims are billed electronically, thereby facilitating the collection of accounts receivable. In addition, the Company's financial reporting system monitors certain key data for each center, such as accounts receivable, payor mix, cash collections, net revenues and operating trends. The Company also has focused upon quickly integrating the systems of acquired centers as a part of its overall integration efforts.

     The Allowable Branch Cost Model(TM) is a productivity tool that allows local managers to track the cost of delivering a specific product or service. Because of the Company's rapid growth, it is impractical to attempt to have all centers on the system, but it is the Company's goal to have, by the end of 1996, at least the number of centers that account for approximately 60% of its revenue using the Allowable Branch Cost Model.

HOSPITAL JOINT VENTURES AND STRATEGIC ALLIANCES

     As of April 29, 1996, the Company had 16 home health care joint ventures with hospitals or hospital systems. The Company intends to continue forming joint ventures with hospitals and hospital systems in order to enter larger markets with reduced financial risk and capitalize on the trend toward integrated health care delivery networks that provide a full range of health care services, including physician services, in-patient hospital care, out-patient surgery, diagnostics and home health care.

     The hospital joint ventures set forth below typically are 50/50% equity partnerships with an initial term of between three and ten years and with the following typical provisions: (i) the Company contributes assets of an existing business in the designated market or contributes cash to fund half of the initial working capital required for the hospital joint venture to commence operations; (ii) the hospital partner contributes an amount of cash equal to the Company's contribution; (iii) the Company is the managing partner for the hospital joint venture and receives a monthly management and administrative fee;
(iv) all services of the hospital joint venture are provided by employees of the Company; (v) all policies and procedures of the hospital joint venture are those of the Company; and (vi) distributions, to the extent made, are generally made on a quarterly basis. Within the hospital joint venture's designated market, all net revenues generated by the Company from the provision of those services for which the joint venture was formed are deemed to be net revenues of the hospital joint venture, including revenues from sources other than the hospital joint venture partner.

     The following table lists the Company's hospital joint venture partners and locations:

                          HOSPITAL JOINT VENTURE PARTNER                  LOCATION
                ---------------------------------------------------  -------------------
                Baptist Medical Center                               Montgomery, AL
                Baptist Medical System (3 hospitals)                 Little Rock, AR
                Baylor Health System (10 hospitals)                  Dallas, TX
                Columbia/HCA                                         Gainesville, FL
                Columbia/HCA                                         Jackson, TN
                Columbia/HCA (11 hospitals)                          Nashville, TN
                Columbia/HCA (5 hospitals)                           Richmond, VA
                Columbia/HCA                                         Roanoke, VA
                Conway Hospital                                      Conway, SC
                Cooper Medical Center                                Camden, NJ
                Fort Sanders Alliance (5 hospitals)                  Knoxville, TN
                High Plains Baptist Hospital                         Amarillo, TX
                Otsego Memorial Hospital                             Gaylord, MI
                Piedmont Medical Center                              Rock Hill, SC
                Spruce Pine Community Hospital                       Spruce Pine, NC
                Tolfree Memorial Hospital                            West Branch, MI

     To further its strategy of aligning with hospitals and hospital systems, the Company also has developed numerous multi-year strategic alliance contracts. These contracts enable the Company to be the preferred provider of home respiratory services, home infusion services and medical equipment for patients referred from certain hospitals in selected markets. Recent contracts include Columbia/HCA North Florida Division (eight hospitals), Scottsdale, Arizona Memorial (two hospitals), Columbia/HCA Jacksonville, Florida (three hospitals), Columbia/HCA Treasure Coast, Florida (three hospitals), Columbia/HCA Oklahoma (nine hospitals) and Lubbock Methodist Hospital System (three hospitals).

COMPETITION

     The home health care market is highly fragmented and competition varies significantly from market to market. In the small and mid-size markets in which the Company primarily operates, the majority of its competition comes from local independent operators or hospital-based facilities, whose primary competitive advantage is market familiarity. In the larger markets, regional and national providers account for a significant portion of the competition. Management believes that the competitive factors most important in the Company's lines of business are quality of care and service, reputation with referral sources, ease of doing business with the provider, ability to develop and to maintain relationships with referral sources, competitive prices and the range of services offered. Some of the Company's present and potential competitors are significantly larger than the Company and have, or may obtain, greater financial and marketing resources than the Company. In addition, there are relatively few barriers to entry in the local markets served by the Company, and it may encounter substantial competition from new market entrants.

     Competition within the industry has been affected by the decision of third-party payors and their case managers to become more active in monitoring and directing the care delivered to their beneficiaries. Accordingly, relationships with such payors and their case managers and inclusion within preferred provider and other networks of approved or accredited providers may become a prerequisite to the Company's ability to service a particular patient base. Similarly, the ability of the Company and its competitors to align themselves with other health care providers may increase in importance as managed care providers and provider networks seek out providers who offer a broad range of services and geographic coverage.

INSURANCE

     The Company maintains a professional liability policy in the amount of $1.0 million per occurrence and an annual aggregate limit of $3.0 million. American HomePatient also carries an excess liability umbrella policy in the amount of $25.0 million per occurrence and up to $25.0 million annual aggregate. Hospital joint ventures and partnership arrangements typically have an additional product liability policy in the amount of $1.0 million per occurrence and an aggregate limit of $2.0 million, and a professional liability policy in the amount of $1.0 million per occurrence and an aggregate limit of $3.0 million. Hospital joint ventures also are covered under the Company's liability umbrella coverage. The Company maintains a product liability policy on the medical equipment that it sells or rents with coverage limits of up to $1.0 million per occurrence and an annual aggregate limit of $2.0 million.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information with respect to the directors and executive officers of the Company.

                    NAME                       AGE                    POSITION
Morris A. Perlis(1)..........................  47    Chairman
Edward K. Wissing(1).........................  58    President and Chief Executive Officer,
                                                       Director
Thomas E. Mills..............................  41    Senior Vice President -- Strategic
                                                       Alliances
Mary Ellen Rodgers...........................  44    Senior Vice President, Chief Financial
                                                       Officer, Secretary
Allan C. Silber(1)(2)........................  47    Director
Henry T. Blackstock(2)(3)(4).................  52    Director
Edward Sonshine(3)(4)........................  49    Director
Joseph F. Furlong III(3).....................  47    Director
Thomas Dattilo(2)............................  44    Director
Mark Manner..................................  44    Director

- ---------------

(1) Member of Executive Committee.
(2) Member of Compensation Committee.
(3) Member of Audit Committee.
(4) Member of Disinterested Stock Option Committee.

     Mr. Perlis has been Chairman of the Company since May 1994 and a director since March 1993. He has served as a director of and consultant to Counsel, a publicly traded Ontario, Canada corporation primarily engaged in health care and real estate asset management, since September 1992 as Chief Executive Officer and a director of the Selling Stockholder since February 1995, and as President of Counsel and Chairman and President of Counsel Healthcare Assets Inc. ("CHA") since January 1994. He has served as a director of NOMA, Inc., a manufacturer of consumer wire and cable, since September 1993 and as a director of Capstone Pharmacy Services, Inc. ("Capstone"), an institutional pharmacy company, since December 1994. Mr. Perlis was President of Morris A. Perlis & Assoc., an executive management consulting firm, from September 1992 until January 1994 and President of American Express Canada, Inc. from September 1988 until September 1992.

     Mr. Wissing, a founder of the Company in 1983, became the President and Chief Executive Officer of the Company in May 1994. From September 1991 until May 1994, he served as Executive Vice President of the Company as well as President and Chief Executive Officer of the Company's subsidiary, American HomePatient, Inc., a Tennessee corporation ("AHP") that had been the Company's home health care subsidiary. Mr. Wissing served as President and Chief Executive Officer of DCAmerica Inc. ("DCA"), a wholly-owned subsidiary of Counsel, from June 1988 to September 1991.

     Mr. Mills has served as Senior Vice President -- Strategic Alliances since February 1996. He served as Senior Vice President and Chief Operating Officer of the Company from June 1994 until February 1996 and served as the Secretary of the Company from May 1994 until June 1994. Mr. Mills served as Senior Vice President of AHP from February 1992 until August 1992 and as Chief Operating Officer of AHP from August 1992 until June 1994. Mr. Mills has served as Vice President of American HomePatient Ventures, Inc. since July 1992. Mr. Mills served as President of Marquest Health Services, Inc., a home health care provider, from August 1983 until February 1992.

     Ms. Rodgers became Senior Vice President, Chief Financial Officer and Secretary of the Company on April 1, 1996. She served as Financial Director/Controller of Eli Lilly and Company, Information Technology

Division, an international pharmaceutical company, from September 1994 until October 1995, and Controller of Eli Lilly and Company, Lilly Research Laboratories, from March 1990 until May 1994. Ms. Rodgers has been a director of Peoples Bank & Trust Company of Indianapolis, Indiana since April 1991.

     Mr. Silber has served as a director of the Company since September 1991 and served as its Chairman from September 1991 to May 1994. Mr. Silber has been Chairman, Chief Executive Officer and a director of Counsel since August 1979. He served as President of Counsel from August 1979 until January 1994. Mr. Silber also has served as Chairman of Counselcare Ltd. ("Limited"), DCA and certain other subsidiaries of Counsel since October 1988; as President of DCA since May 1994; as Chairman and President of the Selling Stockholder since February 1995; and as a director of CHA since March 1983. Mr. Silber has served as a director of Advocat, a long term health care company, since January 1994 and as a director of Capstone since December 1994. Mr. Silber has also been a member of the Advisory Committee of RioCan Real Estate Investment Trust since July 1995 and a director of O&Y Properties, Inc. since November 1995.

     Mr. Blackstock has served as a director of the Company since September 1991. He has served as Chairman and Chief Executive Officer of Tucker Management Group, a hedge fund management firm, since July 1989. He served as Chairman of Ansley Investments, Incorporated, an investment banking firm, from June 1988 until July 1989.

     Mr. Sonshine has served as a director of the Company since September 1991. Mr. Sonshine served as Executive Vice President of Counsel from February 1987 until January 1994; as Chairman, President and Chief Executive Officer of Counsel Management Services, Inc. since October 1993; as Vice Chairman of Counsel since January 1994; as a director of Counsel since August 1979; and as a director of CHA since March 1983. Mr. Sonshine served as President and Chief Executive Officer of Icarus Realty Corp. from February 1987 until September 1993 and has been a director of Capstone since December 1994 and Advocat since May 1995.

     Mr. Furlong has served as a director of the Company since June 1994. Mr. Furlong has been a partner with Colman Furlong & Co. ("Colman Furlong"), a merchant banking firm, since February 1991. Mr. Furlong has served as a director of Capstone since December 1994.

     Mr. Dattilo has served as a director of the Company since June 1994. Mr. Dattilo has served as President of Dana Corporation, Victor Products Division, a manufacturer and distributor of sealing products, since January 1994. From March 1990 until March 1993, Mr. Dattilo served as President and a director of Hayes-Dana, Inc., a manufacturer of automotive parts.

     Mr. Manner has served as a director of the Company since May 1995. Mr. Manner has been a partner of Harwell Howard Hyne Gabbert & Manner, P.C. ("Harwell Howard"), a Nashville, Tennessee law firm, for more than five years.

     The Certificate of Incorporation and Bylaws provide for the Board of Directors of the Company to be divided into three classes, as nearly equal in number as possible. The term of the Class 2 directors, Messrs. Perlis and Furlong, will expire at the 1996 annual meeting of stockholders; the term of the Class 3 directors, including Messrs. Wissing, Silber and Sonshine, will expire at the 1997 annual meeting of stockholders; and the term of the Class 1 directors, Messrs. Blackstock, Dattilo and Manner, will expire at the 1998 annual meeting of stockholders (and in all cases when their respective successors are duly elected and qualified). At each annual meeting of stockholders, successors to the class of directors whose terms expire at such meeting will be elected to serve for three-year terms or until their successors are duly elected and qualified.

                              CERTAIN TRANSACTIONS

     Joseph F. Furlong III, a director of the Company, is a partner of the merchant banking firm Colman Furlong. During 1995, the Company engaged Colman Furlong to assist in the acquisition of ConPharma and the structuring of the Line of Credit for which Colman Furlong was paid approximately $600,000. Mark Manner, a director of the Company, is a partner of the law firm of Harwell Howard which the Company engaged during 1995 to render legal advice in a variety of activities for which Harwell Howard was paid approximately $1.1 million. Harwell Howard continues to render legal advice to the Company and has, during 1996, been paid in excess of $60,000. The terms of Harwell Howard's employment are reviewed and approved by members of the Board of Directors not affiliated with Mr. Manner.

     The Company has entered into a consulting agreement (the "Consulting Agreement") with Mr. Silber, a director of the Company and Chairman of the Board of Directors, Chief Executive Officer and principal stockholder of Counsel, to provide certain services to the Company, including the identification and analysis of potential new businesses to be considered for acquisition. The Consulting Agreement had an initial term of one year beginning January 1992 and is renewable by agreement of Mr. Silber and the Company, subject to approval by a majority of the disinterested members (currently Messrs. Blackstock, Sonshine, Furlong, Dattilo and Manner) of the Company's Board of Directors. The Consulting Agreement was most recently renewed on March 7, 1996 for an additional one-year term. The Consulting Agreement provides for a base monthly consulting fee of $20,000, with a bonus at the discretion of the Board of Directors of up to $60,000 annually based on performance. Mr. Silber received a bonus of $60,000 in 1995 in connection with services performed in 1994, and an additional $240,000 for services performed in 1995 pursuant to the Consulting Agreement. Mr. Silber is eligible for a $60,000 bonus in 1996 in connection with services performed in 1995.

     The Company entered into an agreement with MedServ Corporation ("MedServ") and certain of its stockholders dated March 31, 1995 ("Option Agreement") whereunder the Company was granted a six month option to purchase certain home care assets from MedServ located in Wisconsin and agreed to settle certain claims for indemnification arising out of the purchase by the Company of certain assets from MedServ in July 1994 (the "MedServ Acquisition"). Pursuant to the terms of the Option Agreement, the Company received approximately $110,000 from MedServ in settlement of its claims against MedServ arising out of the MedServ Acquisition, and the Company and MedServ executed mutual general releases of all claims arising out of the MedServ Acquisition or otherwise, except for certain on-going agreements between them arising out of the MedServ Acquisition relating to office space and billing services. The transactions agreed to by the Company in the Option Agreement were approved by the Executive Committee of the Board of Directors of the Company without regard to the vote of those members of the Executive Committee (Messrs. Silber and Perlis) affiliated with Counsel, DCA, the Selling Stockholder and its affiliates. At the time of closing of the MedServ Acquisition, DCA acquired a 33% ownership interest in MedServ and engaged in certain other transactions with MedServ, including the election to the Board of Directors of MedServ of Allan C. Silber, a director of the Company. Prior to the MedServ Acquisition, no affiliate of the Company was affiliated with MedServ. Subsequent to the purchase of the MedServ shares by DCA, DCA transferred such shares to Counsel, its indirect parent. Pursuant to an agreement with MedServ dated March 31, 1995 ("Counsel -- MedServ Agreement"), Counsel sold all shares of MedServ owned by it to MedServ for a cash payment, and the parties executed mutual releases. Following closing of the transactions under the Counsel-MedServ Agreement, Counsel has no further equity or other interest in MedServ and Mr. Silber no longer serves on the Board of Directors of MedServ.

     Mr. Sonshine, a director of the Company, is also a director of Counsel and CHA and President and Chief Executive Officer of Counsel Management Services, Inc. Mr. Perlis, the Chairman of the Company's Board of Directors, is also a director and President of Counsel and a director, Chairman of the Board of Directors and President of CHA. Mr. Perlis has also been a consultant to Counsel and its affiliates under the terms of an agreement which terminated in March 1994. Mr. Perlis receives a fee of $8,500 per month from the Company in connection with his services thereto, including serving as Chairman of the Company's Board of Directors.

     The Company believes that any past transactions with its affiliates have been at prices and on terms no less favorable to the Company than transactions with independent third parties would have been. The Company may enter into transactions with its affiliates in the future. However, the Company intends to enter into such transactions only at prices and on terms no less favorable to the Company than transactions with independent third parties and with approval of the disinterested members of the Board of Directors or a committee thereof. In addition, the Company's debt instruments generally prohibit the Company from entering into any such affiliate transaction on other than arm's length terms.

                         STOCK OWNERSHIP OF DIRECTORS,
                    EXECUTIVE OFFICERS AND PRINCIPAL HOLDERS

     The table below sets forth, as of April 29, 1996 and as adjusted for the Offering, the number and percentage of outstanding shares of the Company's Common Stock owned by all persons known to the Company to be holders of 5% or more of such securities, by all directors, by each of the executive officers of the Company and by all directors and executive officers of the Company as a group. Unless otherwise indicated, all holdings are of record and beneficial.


                                            SHARES BENEFICIALLY                     SHARES BENEFICIALLY
                                             OWNED PRIOR TO THE      SHARES TO        OWNED AFTER THE
                                                OFFERING(1)           BE SOLD           OFFERING(1)
                                           ----------------------     IN THE      ------------------------
                  NAME                      NUMBER     PERCENT(2)   OFFERING(1)    NUMBER       PERCENT(2)
- -----------------------------------------  ---------   ----------   -----------   ---------     ----------
Counsel Corporation(3)...................  3,165,750      40.7%       500,000     2,665,750        28.7%
  Two First Canadian Place
  Suite 1300
  Toronto, Ontario M5X 1E3
Nicholas Company, Inc.(4)................    447,390       5.7             --       447,390         4.8
  700 North Water Street
  Milwaukee, Wisconsin 53202
Metropolitan Life Insurance Company(5)...    424,400       5.4             --       424,400         4.6
  One Madison Avenue
  New York, New York 10010
Allan C. Silber(3)(8)....................    102,000       1.3             --       102,000         1.1
Henry T. Blackstock(9)...................      7,000         *             --         7,000           *
Edward Sonshine(10)......................      2,000         *             --         2,000           *
Morris A. Perlis(11).....................    102,000       1.3             --       102,000         1.1
Edward K. Wissing(6).....................    155,237       2.0             --       155,237         1.6
Joseph F. Furlong III(13)................     33,701         *             --        33,701           *
Thomas A. Dattilo(12)....................     17,000         *             --        17,000           *
Thomas E. Mills(7).......................     21,369         *             --        21,369           *
Mary Ellen Rodgers(14)...................      6,667         *             --         6,667           *
Mark Manner(15)..........................     12,000         *             --        12,000           *
All directors and executive officers as a
  group(16) (10 persons).................    458,974       5.6             --       458,974         4.7


- ---------------

 (1) Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to community property laws, where applicable. Shares assume the over-allotment options are not exercised.
 (2) The percentages shown are based on 7,787,474 shares of Common Stock outstanding on April 29, 1996, plus, as to each individual and group listed, the number of shares of Common Stock deemed to be owned by such holder pursuant to Rule 13d-3 under the Exchange Act, which includes shares subject to stock options and warrants held by such holder which are exercisable within sixty (60) days of April 29, 1996. The percentages shown after the Offering are based on the assumption that 9,287,474 shares of common stock will be outstanding at the closing of the Offering.
 (3) Counsel owns 100% of CHA, which owns 100% of Limited, which owns 100% of DCA, which owns 100% of the Selling Stockholder, which directly beneficially owns the shares of Common Stock listed above. Directors Silber, Sonshine and Perlis are directors of Counsel and CHA, and directors Silber and Perlis are directors of Limited, DCA and the Selling Stockholder. Director Silber beneficially owns or controls approximately 25% of the common stock of Counsel, a majority of which is pledged to a lender. Directors Sonshine and Perlis own in the aggregate less than 5% of Counsel's common stock. All of the directors listed in this footnote (3) disclaim beneficial ownership of shares of Common Stock in their capacity as directors of Counsel, CHA, Limited, DCA and the Selling Stockholder. Mr. Silber also disclaims beneficial ownership of shares of Common Stock in his capacity as a stockholder of Counsel.

 (4) Information included was derived from a Schedule 13G filed jointly by Nicholas Company, Inc. and Albert O. Nicholas claiming sole dispositive power with respect to 447,390 shares for which Nicholas Company, Inc. provides investment advisory services. Mr. Nicholas disclaims beneficial ownership of such securities.
 (5) Information included was derived from a Schedule 13G filed by Metropolitan Life Insurance Company claiming sole voting and dispositive power with respect to 424,400 shares, including 419,500 shares beneficially owned by its subsidiary, State Street Research and Management Company, Inc., a registered investment adviser.
 (6) Includes 25,000, 25,000, 50,000 and 50,000 shares purchasable upon exercise of options at $15.00, $23.75, $24.75, and $26.25 per share, respectively, issued under the 1991 Nonqualified Option Plan (the "1991 Option Plan") and 2,000 shares purchasable upon exercise of options at $29.50 issued under the 1995 Nonqualified Stock Option Plan for Directors (the "1995 Director Plan").
 (7) Includes 18,000 and 2,666 shares purchasable upon exercise of options at $24.75 and $26.25 per share, respectively, issued under the 1991 Option Plan.
 (8) Includes 50,000 and 50,000 shares purchasable upon exercise of options at $24.75 and $26.25 per share, respectively, issued under the 1991 Option Plan and 2,000 shares purchasable upon exercise of options at $29.50 issued under the 1995 Director Plan. Does not include shares of Common Stock beneficially owned by Counsel. See note (3) above.
 (9) Includes 5,000 shares purchasable upon exercise of options at $9.00 per share issued under 1991 Option Plan and 2,000 shares purchasable upon exercise of options at $29.50 issued under the 1995 Director Plan.
(10) Includes 2,000 shares purchasable upon exercise of options at $29.50 per share issued under the 1995 Director Plan.
(11) Includes 50,000 and 50,000 shares purchasable upon exercise of options at $24.75 and $26.25 per share, respectively, issued under the 1991 Option Plan and 2,000 shares purchasable upon exercise of options at $29.50 issued under the 1995 Director Plan.
(12) Includes 10,000 and 5,000 shares purchasable upon exercise of options at $15.0625 and $24.75 per share, respectively, issued under the 1991 Option Plan and 2,000 shares purchasable upon exercise of options at $29.50 issued under the 1995 Director Plan.
(13) Includes 6,030 restricted shares and another 10,671 shares subject to a stock purchase warrant at $11.00 per share in connection with consulting services provided to the Company. Also includes 10,000 and 5,000 shares purchasable upon exercise of options at $15.0625 and $24.75 per share, respectively, issued under the 1991 Option Plan and 2,000 shares purchasable upon exercise of options at $29.50 issued under the 1995 Director Plan.

(14) Includes 6,667 shares purchasable upon exercise of options at $33.75 per share issued under the 1991 Option Plan.

(15) Includes 5,000 shares purchasable upon exercise of options at $31.00 issued under the 1991 Option Plan and 5,000 and 2,000 shares purchasable upon exercise of options at $31.00 and $29.50, respectively, issued under the 1995 Director Plan.
(16) Includes 417,167 and 21,000 shares purchasable upon exercise of options issued under the 1991 Option Plan and the 1995 Director Plan, respectively, and 10,671 shares purchasable upon exercise of a warrant.

                          DESCRIPTION OF CAPITAL STOCK

     The Company is authorized to issue 12,000,000 shares of Common Stock $0.01 par value per share (the "Common Stock") and 1,000,000 shares of Serial Preferred Stock par value $0.01 per share (the "Preferred Stock"). At April 29, 1996, there were 7,787,474 shares of Common Stock outstanding, and no shares of Preferred Stock outstanding. The Company intends to seek stockholder approval to increase the number of authorized shares of Common Stock from 12,000,000 to 35,000,000 and shares of Preferred Stock from 1,000,000 to 5,000,000 in order to allow the Company to, among other things, effectuate a planned 3-for-2 stock split.

     The following summary description of the capital stock of the Company is qualified in its entirety by reference to the Certificate of Incorporation and the Bylaws, copies of which are filed as exhibits to the Company's Registration Statement on Form S-2 (File No. 33-89568) filed April 10, 1995.

COMMON STOCK

     The Company's Certificate of Incorporation authorizes 12,000,000 shares of $0.01 par value Common Stock. Holders of the Common Stock are entitled to one vote per share on all matters to be voted on by the stockholders. The Certificate of Incorporation does not provide for cumulative voting and, accordingly, the holders of a majority of the outstanding shares have the power to elect all directors and to control the resolution of all issues put to a vote of the stockholders. The quorum required at a stockholders' meeting for consideration of any matter is a majority of the shares entitled to vote on that matter, represented in person or by proxy. If a quorum is present, the affirmative vote of a plurality of the shares voting at the meeting will determine election of directors and a majority of the shares voting at the meeting on any other matter is required for stockholder approval.

     The shares of Common Stock have the following rights, subject, in each case, to the rights of the holders of any outstanding Preferred Stock: (i) to receive dividends, if any, as may be declared and paid from time to time by the Board of Directors, in its discretion, from funds legally available therefor, and (ii) upon liquidation, dissolution or winding up of the Company, to receive pro rata all assets remaining available for distribution. See, however, "Dividend Policy." There are no preemptive or other subscription rights, conversion rights, or redemption or sinking fund provisions with respect to shares of the Common Stock. All shares of the Common Stock outstanding upon consummation of the Offering will be validly issued, fully paid and nonassessable.

PREFERRED STOCK

     The Company's Board of Directors may authorize the issuance of up to 1,000,000 shares of Preferred Stock in one or more series, and may fix by resolution, to the extent permitted by the DGCL, the terms and rights of each such series, including the voting powers, full or limited, if any, of the shares of such series and the designations, preferences, and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof. The issuance of Preferred Stock by action of the Board of Directors could adversely affect the voting power, dividend rights and other rights of holders of the Common Stock. Issuance of a series of Preferred Stock could also, depending on the terms of such series, either impede or facilitate the completion of a merger, tender offer or other takeover attempt. Although the Board of Directors is required to make a determination as to the best interests of the stockholders of the Company when issuing Preferred Stock, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in the best interests of the Company or in which stockholders might receive a premium for their stock over the then prevailing market price. Although there are currently no plans to issue shares of Preferred Stock, or rights to purchase such shares, management believes that the availability of the Preferred Stock will provide the Company with increased flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs that may arise. The authorized shares of Preferred Stock are available for issuance without further action by the Company's stockholders, unless such action is required by applicable law or the rules of any stock exchange on which the Common Stock may then be listed.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is SunTrust Bank, N.A.

                                  UNDERWRITING

     The Underwriters named below (the "Underwriters"), for whom Equitable Securities Corporation, Lehman Brothers Inc., Wheat, First Securities, Inc. and BT Securities Corporation are acting as Representatives, have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement, to purchase from the Company the number of shares of Common Stock set forth below opposite their respective names:

                                 UNDERWRITER                               NUMBER OF SHARES
    ---------------------------------------------------------------------  ----------------
    Equitable Securities Corporation.....................................        500,000
    Lehman Brothers Inc..................................................        500,000
    Wheat, First Securities, Inc.........................................        500,000
    BT Securities Corporation............................................        500,000
                                                                           ----------------
              Total......................................................      2,000,000
                                                                           =============

     The Company and the Selling Stockholder are obligated to sell 1,500,000 and 500,000 shares, respectively, and the Underwriters are obligated to purchase all of the 2,000,000 shares of Common Stock offered hereby, if any shares are purchased.

     The Underwriters, through their Representatives, have advised the Company and the Selling Stockholder that they propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus; that the Underwriters may allow to selected dealers at such price less a concession not in excess of $. per share of Common Stock; and that such selected dealers may reallow a concession not in excess of $. per share of Common Stock to certain other brokers and dealers. After the public offering, the offering price and the concessions may be changed by the Representatives.

     The Company has granted the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase at the public offering price, less the underwriting discount, as set forth on the cover page of this Prospectus, up to 150,000 additional shares of Common Stock. The Selling Stockholder has granted the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase at the public offering price, less the underwriting discount, as set forth on the cover page of this Prospectus, up to 50,000 additional shares of Common Stock. If the Underwriters exercise their options to purchase any of the additional shares of Common Stock, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by each of them as shown in the above table bears to the Underwriters' initial commitment. The Underwriters may exercise such options only to cover over-allotments in connection with the sale of Common Stock offered hereby. The Underwriters, should they exercise their over-allotment options, will exercise such options on a pro rata basis.

     In connection with this Offering, certain Underwriters and selling group members, if any, or their respective affiliates who are qualified registered market makers on the Nasdaq Stock Market may engage in passive market making on the Nasdaq Stock Market in accordance with Rule 10b-6A under the Exchange Act during the two business day period before the commencement of the offers or sales of the Common Stock. The passive market making transactions must comply with applicable volume and price limits and be identified as such. In general, a passive market maker may display its bid of a price not in excess of the highest independent bid for such security if all independent bids are lowered when certain purchase limits are exceeded.

     The Selling Stockholder, the Company and the Company's directors and executive officers have agreed that they will not offer, pledge, issue, sell, contract to sell, grant any option for the sale of or otherwise dispose of any shares of Common Stock or any securities convertible into, or exercisable or exchangeable for, any shares of Common Stock for a period of 90 days after the date of this Prospectus without the prior written consent of the Representatives, subject to certain exceptions.

     The Underwriting Agreement provides that the Company and the Selling Stockholder will severally indemnify the several Underwriters against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

     Bankers Trust, an affiliate of BT Securities Corporation, an Underwriter, is the agent and one of the lenders under the Company's Line of Credit, for which it receives interest income and customary fees.

     Some or all of the net proceeds to the Company from this Offering will be applied to reduce indebtedness on the Company's Line of Credit. See "Use of Proceeds." Because more than 10% of the net proceeds of the Offering will be paid to an affiliate of BT Securities Corporation, a member of the National Association of Securities Dealers, Inc. (the "NASD") and a participant in the distribution of the Common Stock being offered hereby, this Offering is being made pursuant to the provisions of Article III, Section 44(c)(8) of the NASD Rules of Fair Practice.

     The Underwriters have represented and agreed that (i) they have not offered or sold and will not offer to sell any shares of Common Stock to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purpose of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 or the Financial Services Act 1986 (the "Act"), (ii) they have complied and will comply with all applicable provisions of the Act with respect to anything done by them in relation to the shares of Common Stock in, from or otherwise involving the United Kingdom and (iii) they have only issued or passed on, and will only issue or pass on, in the United Kingdom, any document which consists of or any part of listing particulars, supplementary listing particulars, or any other document required or permitted to be published by listing rules under Part IV of the Act, to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1995 or is a person to whom the document may otherwise lawfully be issued or passed on.

                                 LEGAL MATTERS

     The validity of the issuance of the shares of the Common Stock offered hereby will be passed upon for the Company by Harwell Howard Hyne Gabbert & Manner, P.C., Nashville, Tennessee. A partner of such law firm is a director of the Company. See "Certain Transactions." Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Stroock & Stroock & Lavan, New York, New York.

                                    EXPERTS

     The capitalized terms used below, which are not otherwise defined in this Prospectus, are defined in the notes to the financial statements incorporated herein by reference.


     The audited financial statements of the Company, the Illinois Home Health Business, the Mobile Medical Services Business, the Homehealth Center Business and the Delcrest Medical Business, incorporated by reference into this Prospectus and elsewhere in this Registration Statement, to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto and are incorporated herein in reliance upon the authority of said firm as experts in giving said reports.


     The audited financial statements of ConPharma Home HealthCare, Inc. and subsidiaries incorporated by reference in this Prospectus and elsewhere in this Registration Statement, to the extent and for the periods indicated in their report, have been audited by Coopers & Lybrand L.L.P., independent public accountants, and are incorporated herein in reliance upon the authority of such firm as experts in giving said reports.

     The audited financial statements of Life Support Products incorporated by reference in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, to the extent and for the periods indicated in their report, also incorporated by reference. Such financial statements have been incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.


     The audited financial statements of The Homecare Business incorporated by reference in this Prospectus and elsewhere in this Registration Statement, to the extent and for the period indicated in their report, have been audited by KPMG Peat Marwick LLP, independent public accountants, and are incorporated herein in reliance upon the authority of such firm as experts in accounting and auditing.

             ------------------------------------------------------
             ------------------------------------------------------

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE SHARES OF COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. UNDER NO CIRCUMSTANCES SHALL THE DELIVERY OF THIS PROSPECTUS OR ANY SALE MADE PURSUANT TO THIS PROSPECTUS CREATE ANY IMPLICATION THAT INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS.

                             ---------------------

                               TABLE OF CONTENTS


                                       PAGE
                                       -----
Available Information................      3
Incorporation of Certain Information
  by Reference.......................      3
Prospectus Summary...................      4
Risk Factors.........................      7
Use of Proceeds......................     10
Selling Stockholder..................     10
Dividend Policy......................     10
Capitalization.......................     11
Selected Consolidated Financial
  Data...............................     12
Pro Forma Unaudited Consolidated
  Financial Data.....................     13
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................     16
Business.............................     23
Management...........................     33
Certain Transactions.................     34
Stock Ownership of Directors,
  Executive Officers and Principal
  Holders............................     36
Description of Capital Stock.........     38
Underwriting.........................     39
Legal Matters........................     40
Experts..............................     40


             ------------------------------------------------------
             ------------------------------------------------------

             ------------------------------------------------------
             ------------------------------------------------------
                                2,000,000 SHARES

                       [AMERICAN HOMEPATIENT, INC. LOGO]

                                  COMMON STOCK
                           -------------------------
                                   PROSPECTUS
                           -------------------------
                        EQUITABLE SECURITIES CORPORATION

                                LEHMAN BROTHERS

                           WHEAT FIRST BUTCHER SINGER

                           BT SECURITIES CORPORATION
                                 May    , 1996
             ------------------------------------------------------
             ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the estimated costs and expenses (all of which will be paid by the Company) in connection with the Offering described in the Registration Statement.

 Commission Registration Fee......................................................  $ 30,061
 Nasdaq Stock Market Listing Fee..................................................    17,500
*Blue Sky Fees and Expenses.......................................................    26,000
*Printing and Engraving Expenses..................................................   159,439
*Legal Fees and Expenses..........................................................   159,000
*Auditors' Fees and Expenses......................................................   100,000
*Transfer Agent and Registrar Fees and Expenses...................................     4,000
*Miscellaneous....................................................................     4,000
                                                                                    --------
          *Total..................................................................   500,000
                                                                                    ========

- ---------------

* Estimated

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Article Eleven of the Certificate of Incorporation of the Company sets forth the extent to which officers or directors of the Company may be insured or indemnified against any liabilities which they may incur. The general effect of such provision is that any person made a party to any action, suit or proceeding by reason of the fact that he or she is or was a director or officer of the Company will be indemnified by the Company against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, to the fullest extent permitted under the laws of the State of Delaware. In addition, such provision provides that, in the Company's sole discretion, the Company may indemnify employees or agents against such expenses, judgments, fines and amounts paid in settlement.

     Section 145 of the Delaware General Corporation Law ("DGCL") applies to the Company and the relevant portion of the DGCL provides as follows:

          145. INDEMNIFICATION OF OFFICERS, DIRECTORS, EMPLOYEES AND AGENTS; INSURANCE.

             (a) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent or another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

             (b) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

             (c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

             (d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (3) by the stockholders.

             (e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of any undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

             (f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

             (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

             (h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

             (i) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

             (j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

             (k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation's obligation to advance expenses (including attorneys' fees).

     The Underwriting Agreement (Exhibit 1) provides for indemnification by the Underwriters of the Registrant, its directors and executive officers and other persons for certain liabilities, including liabilities arising under the Securities Act.

     The Company has entered into agreements with each of its directors whereby the Company will indemnify such director for certain liabilities.

     The Company maintains insurance for the benefit of its directors and officers insuring such persons against certain liabilities, including liabilities arising under the securities laws.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) EXHIBITS


EXHIBIT
NUMBER                                    DESCRIPTION OF EXHIBITS
- ------      ------------------------------------------------------------------------------------
  1    --   Form of Underwriting Agreement.
  5    --   Opinion of Harwell Howard Hyne Gabbert & Manner, P.C.
 23.1  --   Consent of Harwell Howard Hyne Gabbert & Manner, P.C. (contained in their opinion filed as Exhibit 5 to this Registration Statement).
 23.2  --   Consent of Arthur Andersen LLP
 23.3  --   Consent of Coopers and Lybrand L.L.P.
 23.4  --   Consent of Ernst & Young LLP
 23.5  --   Consent of KPMG Peat Marwick LLP
*24    --   Power of Attorney.


- ---------------

* Filed with Registration Statement on Form S-3 dated April 24, 1996.

     (b) FINANCIAL STATEMENT SCHEDULES AND REPORT

        None

ITEM 17.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

          1. To provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

          2. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, that the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          3. For purposes of determining any liability under the Securities Act of 1933, that each filing of the Registrant's annual report pursuant to
     Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          4. For purposes of determining any liability under the Securities Act, that the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          5. For the purpose of determining any liability under the Securities Act, that each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Brentwood, State of Tennessee, on May 16, 1996.


                                          AMERICAN HOMEPATIENT, INC.


                                          By:    /s/  MARY ELLEN RODGERS

                                            ------------------------------------

                                                     Mary Ellen Rodgers


                                                   Senior Vice President,


                                                Chief Financial Officer and
                                                          Secretary


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:


                  SIGNATURE                                  TITLE                     DATE
- ---------------------------------------------   --------------------------------   -------------
                         *                                  Chairman                May 16, 1996
- ---------------------------------------------
              Morris A. Perlis

                          *                        President, Chief Executive       May 16, 1996
- ---------------------------------------------         Officer and Director
              Edward K. Wissing                    (Chief Executive Officer)

             /s/  MARY ELLEN RODGERS              Senior Vice President, Chief      May 16, 1996
- ---------------------------------------------   Financial Officer and Secretary
             Mary Ellen Rodgers                       (Chief Financial and
                                                      Accounting Officer)

                         *                                  Director                May 16, 1996
- ---------------------------------------------
               Allan C. Silber

                         *                                  Director                May 16, 1996
- ---------------------------------------------
             Henry T. Blackstock

                         *                                  Director                May 16, 1996
- ---------------------------------------------
            Joseph F. Furlong III

                         *                                  Director                May 16, 1996
- ---------------------------------------------
              Thomas A. Dattilo

                         *                                  Director                May 16, 1996
- ---------------------------------------------
               Edward Sonshine

                         *                                  Director                May 16, 1996
- ---------------------------------------------
                 Mark Manner

        *By:  /s/  MARY ELLEN RODGERS
- ---------------------------------------------
             as Attorney-in-Fact